FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/15/2024

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
2

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Annual Report for the year ended on December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: March 15, 2024

ANNUAL REPORT 2023

TERNIUM S.A.
Annual Report 2023

INDEX

4	Company Profile
5	Consolidated Management Report
	5	Performance Indicators
	7	Operating and Financial Review and Prospects
	14	Research and Development
	16	Next Steps
	17	Corporate Governance
	19	Risks Factors
	42	Alternative Performance Measures
45	Consolidated Financial Statements
143	Audited Annual Accounts of Ternium S.A. Société Anonyme

Ternium S.A. is a Luxembourg company (société anonyme) and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX).
The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of applicable securities laws, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance. Forward looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, price and availability of raw materials, risks relating to the Company’s structure and regulatory and litigation risks, as well as other factors beyond Ternium’s control.
For a detailed description of Ternium’s main risks and uncertainties, please see the section “Risk Factors” included in this annual report. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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Annual Report 2023

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

- References to “Adjusted Net Results”, “Adjusted Equity Holders’ Net Results”, “Adjusted Earnings per ADS”, “Adjusted EBITDA”, “Net Cash”, “Net Debt” and “Free Cash Flow” correspond to non-IFRS alternative performance measures. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in the section “Alternative Performance Measures” of this annual report;

- References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

- References to “billions” are to thousands of millions, or 1,000,000,000;

- References to the “Company” are exclusively to Ternium S.A., a Luxembourg société anonyme;

- References to “finished steel products” are to steel products other than steel slabs;

- References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder;

- References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris and 30% owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

- References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of the Company;

- References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;

- References to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

- References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda.), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina”, an Argentine corporation; Ternium Colombia S.A.S., or “Ternium Colombia”, a Colombian corporation; Ternium del Atlántico S.A.S., a Colombian corporation; Ternium Internacional Guatemala S.A., a Guatemalan corporation; Ternium USA Inc., a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries; and to Usiminas.

- References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of the Company;

- References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

- References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a listed Brazilian corporation controlled by Usiminas control group, which is composed by Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab Industrial S.A. (all of which conform the T/T Group), NSC, Metal One Corporation and Mitsubishi Corporation (all of which conform the NSC Group) and Usiminas’ pension fund Previdência Usiminas.

TERNIUM S.A.
Company Profile

Company Profile

Ternium is a leading steel producer in the Americas. The company provides advanced steel products to a wide range of manufacturing industries and the construction sector.

We foster a culture of industrial and technological excellence and promote equal opportunity and equal treatment. We operate with a strong focus on environmental sustainability as we advance Ternium’s decarbonization roadmap. We also support the development of our communities, specially through educational programs in Latin America. Finally, we foster the development of small and medium-sized customers and suppliers in Argentina and Mexico.

Ternium has grown across the Americas through a strategy mainly based on organic investments and acquisitions, consolidating its regional markets by seeking import substitution and expanding its commercial presence. At the heart of our growth strategy is our industrial center in Pesquería, Mexico. Built from the ground and fully based on a sustainability philosophy, the Pesquería Industrial Center combines the latest technological developments to achieve efficient, high-quality production with a strong focus on people's safety along with an environmentally conscious approach.

Also, in July 2023, Ternium increased its participation in Usiminas control group, a leading flat steel manufacturing company in the Brazilian market, and entered into new shareholders agreements setting forth a new governance structure for Usiminas.

Climate Change
We set a medium-term goal to reduce our emissions intensity by 20% by 2030 compared to a 2018 baseline (scopes 1 and 2) along with a clearly defined roadmap based on six fundamental axes: energy efficiency; use of renewable energy; development of new raw materials in collaboration with business partners to partially replace coal and traditional iron ore pellets; use of low-emission technologies; expansion of carbon capture capacity in existing plants, along with an increase in the use of scrap in the metal mix. Our new slab steel mill currently being built in the industrial center in Pesquería will be equipped with carbon capture capability as well as the possibility of using green hydrogen when market conditions permit, allowing Ternium to further advance its decarbonization roadmap. We continue to explore additional initiatives as part of our ambition to achieve carbon neutrality.
Environment, Health and Safety
Ternium is committed to protecting the health and safety of its employees, contractors and the communities where it operates. We engage our employees as well as our customers and suppliers to embrace our safety vision and objectives. We have standardized environment and health and safety (EHS) management systems and devote significant resources to EHS projects. Our evaluation of risks and EHS management are integrated in our business processes and reflected in our policies and procedures.

Social
The talent and determination of Ternium’s employees are the cornerstone of our leadership. Through Ternium University, we offer a wide array of training programs to support our teams’ efforts in their quest for innovation, continuous improvement and performance excellence. We work together with local institutions to enhance our communities’ education and welfare. We are aware that, to be successful, industrial projects must thrive along with surrounding communities.

We have built and operate a technical school in Mexico, and we are building a technical school in Brazil. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions. Through ProPymes, we have been supporting small and medium-sized enterprises in the steel value chain for more than 20 years, strengthening our industrial network by enhancing our customers and suppliers’ competitiveness.

Governance
Integrity is key to Ternium’s long term success. The Company has appointed a business conduct compliance officer, who reports to the CEO. Ternium has mandatory training programs on the Company’s Policy on Business Conduct and has adopted several policies, codes and procedures to ensure transparency and ethical behavior. In addition, the Company has put in place a Compliance Line to report violations to its code of conduct and principles.

Our compliance department oversees SOX certifications and related party transactions. The Company’s board of directors has an audit committee solely composed of independent directors. The internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the Company’s board of directors and, with respect to internal control over financial reporting, to its audit committee.

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Consolidated Management Report

Performance Indicators

	2023(1)	2022	2021	2020	2019(2)
STEEL AND MINING SHIPMENTS (000 tons)
Mexico	8,355	6,843	6,534	5,913	6,305
Brazil	2,014	723	1,160	861	1,360
Southern Region (3)	2,271	2,362	2,503	1,924	1,938
Other Markets	1,573	1,968	1,868	2,662	2,908
Total steel products	14,213	11,896	12,065	11,360	12,511
Mining products	4,128	0	262	508	0

ECONOMIC AND FINANCIAL INDICATORS ($ million)
Net sales	17,610	16,414	16,091	8,735	10,193
Operating income	2,198	2,700	5,271	1,079	865
Adjusted EBITDA (4)	2,740	3,415	5,863	1,525	1,526
Net income	986	2,093	4,367	868	630
Equity holders’ net income	676	1,768	3,825	778	564

Adjusted net income (4)	2,092	2,093	4,367	868	630
Adjusted equity holders’ net income (4)	1,686	1,768	3,825	778	564

Capital expenditures (5)	1,461	581	524	560	1,052
Free cash flow (4)	1,040	2,172	2,154	1,201	595

BALANCE SHEET ($ million)
Total assets	24,179	17,492	17,098	12,856	12,936
Total liabilities	7,367	3,723	4,863	4,413	5,221
Capital and reserves attributable to the owners of the parent	12,419	11,846	10,535	7,286	6,612
Non-controlling interest	4,393	1,922	1,700	1,157	1,103

Borrowings	2,146	1,032	1,479	1,723	2,189
Net cash (debt) (4)	1,886	2,597	1,155	(371)	(1,453)

STOCK DATA ($ per share/ADS) (6)
Basic earnings per share	0.34	0.90	1.95	0.40	0.29
Basic earnings per ADS	3.44	9.00	19.49	3.97	2.87
Adjusted earnings per ADS (4)	8.59	9.00	19.49	3.97	2.87
Dividend per ADS (7)	3.30	2.70	2.60	2.10	—
Weighted average number of shares outstanding (8) (million shares)	1,963	1,963	1,963	1,963	1,963

(1)    Ternium started to fully consolidate Usiminas balance sheet and results of operations in July 2023.
(2) The functional currency of Ternium Argentina changed from the Argentine Peso to the U.S. dollar prospectively from January 1, 2020. This change did not affect the balance at December 31, 2019, nor results or cash flows for the year then ended.
(3)    Sales in the Southern Region encompass those made to customers located in Argentina, Bolivia, Chile, Paraguay and Uruguay.
(4) The reconciliation of Adjusted Net Results, Adjusted Equity Holders’ Net Results, Adjusted Earnings per ADS, Adjusted EBITDA, Net Cash, Net Debt and Free Cash Flow to the most directly comparable IFRS measures is included in the section “Alternative Performance Measures”.
(5) Capital expenditures in 2023 include advance payments to equipment suppliers.
(6)    Each ADS represents 10 shares.
(7)    Ternium’s board of directors proposed that an annual dividend of $3.30 per ADS ($0.33 per share), or $649 million, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on April 30, 2024. For further details see “Operating and Financial Review and Prospects”.
(8) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. In addition, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares, representing 2% of the subscribed capital.

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Consolidated Management Report

Lost Time Injuries Frequency Rate*
Quantity of day-loss injuries per million hours worked

Emission Intensity (Scopes 1 and 2)*
Tons of CO2 emitted per ton of crude steel produced. Year-end

Co-Products*
Million tons

Refer to materials produced in parallel to or, as a consequence of, the production of primary products or recovered for reuse and/or recycling, and poses potential value as defined by the worldsteel ME indicator.
Injuries Frequency Rate*
Total quantity of injuries per million hours worked

Energy Intensity*
Gigajoules consumed per ton of crude steel produced. Year-end

Investment in Product Research and Development
$ million

*    Does not include Usiminas. Ternium started to fully consolidate Usiminas balance sheet and results of operations in July 2023.

TERNIUM S.A.
Consolidated Management Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (including the notes thereto), which are included elsewhere in this annual report. The Company’s operational data and consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. The information is presented in US dollars ($) and metric tons, except otherwise indicated. This review includes certain non-IFRS alternative performance measures such as Adjusted Net Results, Adjusted Equity Holders’ Net Results, Adjusted Earnings per ADS, Adjusted EBITDA, Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in the “Alternative Performance Measures” section. For a detailed description of Ternium's main risks, see the “Risk Factors” section. For information related to the holding of Company's own shares, see “Performance Indicators”.

Operating and Financial Review and Prospects

In 2023, Ternium advanced several initiatives aimed at further strengthening its competitive position in Latin America. Ternium announced the construction of a new steelmaking facility and a direct reduction unit in Pesquería, Mexico, as well as a new port facility for raw material handling. In addition, Usiminas completed the relining of its main blast furnace at the Ipatinga facility.

The new projects in Mexico are progressing as planned. The new downstream lines in Pesquería are expected to allow the offer of new higher value-added products to our customers in the region. This capacity will be integrated with the new steel slab mill, which is currently under construction. This new facility will have a low carbon dioxide emission rate and would be able to produce the most technologically advanced automotive steel products in the Americas. It is expected to supply the full range of auto products, from exposed grades to advanced high strength steels. This slab mill will be based on electric-arc-furnace technology and includes a direct reduction iron facility with the capacity to capture carbon dioxide.
In July 2023, we acquired from Nippon Steel Corporation an additional participation in Usiminas control group. As a result of this transaction, Ternium holds 51.5% of Usiminas control group shares and 25.1% of its total shares. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ board of directors, the CEO and four other members of Usiminas’ board of officers. We began to fully consolidate Usiminas in July 2023.

The appointment of Usiminas’ new management team took place in a transformational year for Usiminas, as it successfully relined its main blast furnace. Usiminas took bold decisions, including putting out of operation one of the smaller blast furnaces and one of its coking facilities.
Additional management decisions led to higher efficiency of the metallic charge in the upstream processes and lower fuel rate at the blast furnaces. This is part of a significant management initiative which focuses on the development of Usiminas’ industrial system, with the aim at increasing its productivity, and it will continue to be Usiminas’ focus throughout 2024.

In 2023, Ternium had a positive financial performance. Adjusted EBITDA, Adjusted Net Income and Cash from Operations were solid. As a result of these good results and a strong financial position, the Company’s board of directors proposed an annual dividend of 3 dollars and 30 cents per ADS, a significant year-over-year increase. This is the highest annual dividend on record.

Steel Shipments by Region in 2023
Growth in the Mexican steel market in 2023 was outstanding. According to CANACERO, consumption of flat steel reached an all-time-high of more than 18 million tons, equivalent to a yearly increase of 18%. Ternium’s shipments in the country grew by 22%, with a significant market share gain, supported by the ramp-up of its new hot rolling mill in Pesquería. The market environment in Mexico continues to be healthy. Industrial activity remains strong and the auto industry is working at high levels of capacity, rebuilding stocks in the value chain. In 2023, automotive production increased 14%, reaching 3.8 million units. Construction activity in the country also

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Consolidated Management Report

remains at good levels, driven by non-residential projects like industrial warehouses, natural gas pipelines and other infrastructure projects. On the other hand, residential construction is being negatively affected by an increase in the prices of construction inputs, and apparent steel demand in the commercial market is showing short-term weakness due to a destocking tied to the recent downturn in steel spot prices in North America.

The nearshoring of manufacturing capacity is clearly one of the factors contributing to economic activity in the region. Mexico offers a compelling combination of geographic proximity, skilled labor, and a supportive business environment, contributing to increased supply chain resilience.

The construction of both our slab mill and downstream lines is progressing as planned, with suppliers already assigned for the main equipment and works advancing as expected. We have updated our budget for these projects, and are now estimating a total investment of 3.5 billion, up 9% from the 3.2 billion initial estimation disclosed one year ago. This increase is mainly attributed to inflation affecting the pricing of equipment and fluctuations in foreign exchange rates.

In the Southern Region, steel shipments were relatively weak in 2023, mainly attributed to government-imposed restrictions on import of inputs, which affected Ternium’s steel production rates in Argentina. Ternium is advancing on the construction of a wind farm in Argentina, which is expected to begin operations by the end of 2024. As part of our decarbonization roadmap, we target to use 40% renewable energy for our steel operations by 2030.

Summary Results

	2023	2022	Dif.
Steel shipments (thousand tons)	14,213	11,896	19%
Mining shipments (thousand tons)	4,128	0
Net sales ($ million)	17,610	16,414	7%
Operating income ($ million)	2,198	2,700	-19%
Adjusted EBITDA ($ million)	2,740	3,415	-20%
Adjusted EBITDA margin (% of net sales)	16%	21%

Net income ($ million)	986	2,093
Equity holders’ net (loss) income ($ million)	676	1,768
Basic earnings per ADS ($)	3.44	9.00

Adjusted net income ($ million)	2,092	2,093
Adjusted equity holders’ net income ($ million)	1,686	1,768
Adjusted earnings per ADS ($)	8.59	9.00

Steel Products Sales
Ternium’s steel shipments in 2023 increased 2.3 million tons compared to shipment levels in 2022. The consolidation of Usiminas added 2.1 million tons to total steel shipments. Revenue per ton decreased year-over-year in 2023 reflecting lower realized steel prices in most of Ternium’s markets, particularly in the USMCA region.

As mentioned before, Ternium’s steel shipments in Mexico increased an outstanding 1.5 million tons year-over-year in 2023. However, this increase was partially offset by lower shipments in the Southern Region and in Other Markets. Our consolidation of Usiminas’ operations resulted in a significant increase in reported steel volumes in Brazil.
Mining Products Sales
Ternium’s iron ore shipments increased by 4.1 million tons year-over-year in 2023, due to the consolidation of Usiminas’ shipments to third parties.

In 2022, Ternium’s iron ore production from its mining activities in Mexico was fully allocated to our Mexican steelmaking facilities.

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Consolidated Management Report

Consolidated	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2023	2022	Dif.	2023	2022	Dif.	2023	2022	Dif.
Mexico	9,311	8,828	5%	8,355	6,843	22%	1,114	1,290	-14%
Brazil	2,279	582	292%	2,014	723	178%	1,132	804	41%
Southern Region	3,569	3,834	-7%	2,271	2,362	-4%	1,572	1,623	-3%
Other Markets	1,853	2,848	-35%	1,573	1,968	-20%	1,178	1,447	-19%
Total steel products	17,013	16,092	6%	14,213	11,896	19%	1,197	1,353	-12%
Mining products	329	0		4,128	0		80
Other products (8)	268	323	-17%
Net sales	17,610	16,414	7%

(9) The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Operating Income
Ternium’s operating income decreased year-over-year in 2023, reflecting lower realized steel prices partially offset by a decrease in costs, due mainly to lower purchased slab, raw material and energy costs. The consolidation of
Usiminas in the second half of 2023 did not add significant results at the operating income level, due to Usiminas’ very low level of profitability as it ramped-up its main blast furnace at its Ipatinga facility.

In $ million
	2023	2022

Operating income	2,198	2,700
Net sales	17,610	16,414
Cost of sales	(14,051)	(12,487)
SG&A expenses	(1,472)	(1,144)
Other operating income (loss)	110	(84)

Net Financial Results
In 2023, Ternium recorded a $130 million net interest gain, reflecting our strong net cash position during the year. In addition, Ternium recorded a $98 million net foreign exchange gain mainly due to the impact of the devaluation of the Argentine Peso versus the U.S. dollar on Ternium Argentina’s net short local currency position.
Ternium’s divestment of Argentine sovereign bonds in 2023 resulted in a loss of $58 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. As of December 31, 2023, the balance of Ternium’s Other Comprehensive Income in connection with its holdings of Argentine sovereign bonds amounted to a negative $527

In $ million
	2023	2022

Net interest results	130	28
Net foreign exchange result	98	(164)
Change in fair value of financial assets	(58)	76
Other financial expense, net	(47)	(10)
Net financial results	123	(70)

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Consolidated Management Report

million. For information on exchange controls in Argentina and on Ternium Argentina’s dividend payment in kind, see note 30 “Foreign exchange restrictions in Argentina” to Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $105 million in 2023, mainly related to Ternium’s equity in the results of Usiminas and Techgen. Usiminas was accounted for as equity in results of non-consolidated companies in the first half of 2023, as Ternium started to consolidate Usiminas in July 2023.

Effect of the Increase of the Participation in Usiminas
In July 2023, Ternium increased its participation in Usiminas control group and began to consolidate Usiminas. For information on the acquisition of the additional participation in Usiminas, see note 3 “Acquisition of business - increase of the participation in Usiminas control group and new governance structure of Usiminas” to our consolidated financial statements included in this annual report.

As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss due to the following items:

Recycling of Currency Translation Adjustment (CTA) from Other Comprehensive Income to Net Results
Ternium recorded a loss of $935 million corresponding to items recognized as of June 30, 2023, in Other Comprehensive Income related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas valuation of the depreciation, over the years, of the Brazilian Real against the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss is non-cash, it has no income tax effects and did not change the value of Ternium’s equity.

Remeasurement of Ternium’s stake in Usiminas
Ternium recorded a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium's previous stake in Usiminas.

Income Tax Expense
Income tax expense was $334 million in 2023. This result included a deferred tax gain of $231 million. Deferred tax results reflect the impact of local currency fluctuations against the U.S. dollar on subsidiaries that use the U.S. dollar as functional currency, mainly Ternium Mexico, Ternium Argentina and Ternium Brasil, net of the positive effect of local inflation.

In $ million
	2023	2022

Current income tax expense	(565)	(600)
Deferred tax gain	231	27
Income tax expense	(334)	(574)
Result before income tax	1,321	2,666
Effective tax rate	25%	22%

Net Income
Ternium’s Net Income in 2023 reflected the decrease in operating results and the negative impact of the $1.1 billion non-cash and non-taxable loss in connection with the process of fully consolidating Usiminas balance sheet and results of operations. These were partially offset mainly by better net financial results.

Non-controlling interest results in 2023 were mainly related to non-controlling interest in Ternium Argentina and Usiminas.

Adjusted Net Income equaled the year’s Net Income, adjusted to exclude a loss of $1.1 billion in connection with the increase in the participation in Usiminas.

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Consolidated Management Report

$ million	2023	2022

Owners of the parent	676	1,768
Non-controlling interest	310	325
Net income	986	2,093

Less: non-cash effects related to the increase in the participation in Usiminas	(1,106)	—
Adjusted net income	2,092	2,093

Liquidity and Capital Resources
Ternium’s cash from operations in 2023 reached a solid $2.5 billion. Capital expenditures increased year-over-year to $1.5 billion (including advanced payments to equipment suppliers), mainly as a result of Ternium’s growth projects in Pesquería and the consolidation of Usiminas in the second half of 2023. In addition to its growth projects in Pesquería, during the year Ternium advanced the construction of a new wind farm in Argentina and several projects aimed at further improving environmental and safety conditions at its facilities. Usiminas’ capital expenditures included those for the relining of its main blast furnace in Ipatinga.

During 2023, Ternium invested $119 million in the acquisition of an additional participation in Usiminas, paid cash dividends to the Company’s shareholders for $569 million and paid dividends in kind to non-
controlling interest in Ternium Argentina for $234 million.

As of the end of 2023, Ternium’s net cash position was $1.9 billion, decreasing $711 million compared to year-end 2022. In the year, the fair value of Argentine securities holdings decreased by $555 million, mostly as a result of a sharp devaluation of the Argentine Peso official exchange rate during December 2023. Ternium’s net cash position as of December 31, 2023 included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.1 billion.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated:

In $ million
	2023	2022

Net cash provided by operating activities	2,501	2,753
Net cash used in investing activities	(1,470)	(1,325)
Net cash used in financing activities	(766)	(1,016)
Increase in cash and cash equivalents	264	412
Effect of exchange rate changes	(72)	(35)
Cash and cash equivalents at the beginning of the year	1,653	1,277
Cash and cash equivalents at the end of the year	1,846	1,653

In addition to cash and cash equivalents, as of December 31, 2023, we held other investments with maturity of more than three months for a total amount of $2.2 billion. We hold money market investments, time deposits and variable-rate or fixed-rate securities.

Operating Activities
Net cash provided by operating activities in 2023 included a working capital reduction of $321 million, due to a $202 million decrease in inventories and an aggregate $216 million net increase in accounts payable and other liabilities, partially offset by an aggregate $98 million increase in trade and other receivables.

Investing Activities
Net cash used in investing activities in 2023 was $1.5 billion, primarily attributable to capital expenditures of $1.5 billion, an increase of $718 million in financial investments with maturities of more than three months and a $119 million investment in additional shares of Usiminas, partially offset by the cash acquired in connection with the consolidation of Usiminas, which amounted to $781 million.

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Financing Activities
Net cash used in financing activities was $766 million in 2023, attributable to dividends paid in cash to the Company’s shareholders of $569 million, net repayment of borrowings of $138 million and finance lease payments of $59 million.

Principal Sources of Funding

Funding Policy
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. When feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Total financial debt (inclusive of principal and interest accrued thereon) was $2.1 billion as of December 31, 2023. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of
December 31, 2023, these facilities were mainly denominated in U.S. dollars and Brazilian reais (76% and 21% of total financial liabilities, respectively). Current borrowings were 44% of total borrowings, none of which corresponded to borrowings with related parties. With cash and cash equivalents of $1.8 billion, other investments of $2.2 billion and total financial debt of $2.1 billion, Ternium achieved a net cash position of $1.9 billion as of December 31, 2023. This compares to a net cash position of $2.6 billion as of December 31, 2022.

Ternium’s cost of debt, as measured by the weighted average interest rate, was 7.28% for bank borrowings, 5.88% for bonds and 12.52% for debentures, which were 43%, 36% and 21% of our total borrowings, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2023. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2023, were those outstanding under Ternium Brasil’s 2019 syndicated loan facility and Usiminas’ bonds and debentures issued to refinance existing financial debt.

The main covenants in our syndicated loan agreements, bonds and debentures are limitations on liens and encumbrances, restrictions to the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2023, Ternium was in compliance with all covenants under its financial instruments.

$ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2023	Maturity
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
July 2019	Usiminas	Bonds	750	750	July 2026
May 2022	Usiminas	Debentures	145	134	May 2029
December 2022	Usiminas	Debentures	310	287	December 2032

Ternium has various off-balance commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report. For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

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Annual Dividend Proposal
On February 20, 2024, the Company’s board of directors proposed that an annual dividend of $3.30 per ADS ($0.33 per share), or $649 million, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on April 30, 2024. The annual dividend would include the interim dividend of $1.10 per ADS ($0.11 per share), or $216 million, paid in November 2023. If the Company’s board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $2.20 per ADS ($0.22 per share), or $432 million, will be paid on May 8, 2024, with record-date on May 3, 2024.

With a dividend yield of approximately 9%, the new proposed annual dividend would represent a 22% increase compared to the 2022 annual dividend and almost three times the 2018 annual dividend of $1.20 per ADS.

Annual Dividend
$ per ADS

*Board of directors proposal.

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Research and Development Activities

Ternium’s and Usiminas’ research and development activities focus on the expansion of their offer of advanced steel products, on the study and testing of new technologies to decarbonize our operations and on partnering with customers in the design of manufactured components containing steel. We aim to further develop our capabilities in the production and processing of high value-added steel products and the design of steel-based components to support the automotive industry’s effort toward the development of the mobility of the future. We aim to fulfill the requirements of a wide variety of manufacturing sectors that are intensifying the use of advanced steel products to apply to new solutions for the energy transition.

We devote research and development resources to create new steel qualities aimed at fulfilling these requirements. Our research and development activities and our capital expenditures program are designed to achieve steel products with increasingly complex functional properties and lower carbon footprint. We aim to shorten the development cycle for new products to promptly make use of the advanced technologies incorporated in our facilities. We also leverage on our research and development capabilities to assist our operating personnel in delivering solutions to our customers in their day-to-day operations.

Our research and development areas also focus on generating knowledge and on training employees to maximize performance. We are integrating several new technologies and artificial intelligence solutions to our research and development processes to leverage on the product and process knowledge gained over the years and strengthen our focus on innovation.

Ternium’s Research and Development Facilities
Ternium’s research and development projects are carried out mainly in Ternium Lab, our research and development center in Pesquería, Mexico. Ternium Lab features physical modeling, simulation of industrial processes, robotized testing, and full-scale welding processes and advanced characterization. In addition, Ternium operates research facilities with laboratories in Brazil and Argentina, where we carry out product performance tests and simulate production processes.

Usiminas research and development activities are supported by its research and development center (RDC). Activities at the RDC include the development of new products and the testing of steel product performance, which supports applied engineering activities and technical assistance to customers in connection with the optimization of steel product capabilities.

Ternium Lab facilities are accredited to certify steel products according to international standards and customer specifications, providing a reliable service to Ternium’s clients, as it has been approved by most of our customers in the automotive industry for the purpose of certifying steel products. Since its inauguration, Ternium Lab has granted approval for more than 100 steel products designed for industrial applications, enabling Ternium to swiftly incorporate its new hot-rolling mill in Pesquería into its products’ processing routes.

In 2024, we expect to incorporate to Ternium Lab a new state-of-the-art continuous galvanizing simulator, which will allow us to evaluate new coatings, new product development and the integral galvanizing process. With this simulator, we expect to enhance the development system of advanced hot-rolled galvanized steel products to be processed in the new galvanizing line that is being built in the industrial center in Pesquería. The line is expected to be able to produce high-strength high-gauge products for the automotive and renewable energy markets.

Partnering with Research Bodies
Ternium’s and Usiminas’ in-house research activities are complemented with our involvement in a global network of industry consortia, universities, and research centers. During 2023, we continued to actively participate in the engineering core team of the Steel E-Motive project, sponsored by WorldAutoSteel, for the design of cost effective, safe, and sustainable autonomous and connected electric vehicles using advanced engineering and high-strength steel technologies.

Likewise, Ternium and Usiminas partner with universities on joint initiatives, fostering the involvement of researchers and students from prestigious institutions in early-stage development projects. During 2023, we advanced new initiatives together with researchers and students of recognized institutions with the aim at expanding and diversifying our capabilities and research network. These initiatives were centered on initial stage project development, involving primary steel, metallurgy, rolling and coating.

Decarbonizing Ternium’s Steel Processes
During 2023, Ternium continued assessing new technologies to decarbonize its operations in the long term. To develop these initiatives, Ternium partners with other companies including our affiliate Tenova, a company focused on the design and development of technological solutions for metals processing. In addition, we are building pilot equipment and have enhanced our computing capabilities to simulate and study fuel injection mechanisms in a blast furnace and in a direct

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reduction unit, aimed at injecting renewable fuels to substitute natural gas. These fuels are obtained from raw materials or energy sources that are restored or regenerated at a pace similar to their consumption rate.

Partnering with Customers
Ternium has developed a battery pack for upcoming electric cars and we shared it with select customers. Ternium plans to continue increasing its involvement in the electric vehicle market through joint developments.

To facilitate our early involvement in vehicle design processes, Ternium Lab has been linked to most of our customers’ development centers. Vehicle designers can access the performance parameters of our steel products through their own design software and assess, in designing their next models, our products’ weldability and their deformation and energy absorption capabilities. Ternium Lab keeps us connected with the market and our customers, has become a reference for the industry and is creating new business opportunities and new collaboration patterns.

Usiminas’ customer technical support focused on advising and assisting users on issues concerning the product engineering final application, including the stamping process, welding, fatigue, corrosion resistance, wear resistance, zinc and post treatment coatings and structural integrity.

Ternium continued assisting manufacturers of heavy transport equipment in the design of high-performance components and their associated manufacturing processes, leveraging on the improved capabilities of new high-resistance steel products. In this regard, during 2023 our research and development team collaborated in the design of a new prototype for sand transportation, achieving a lighter equipment with increased erosion resistance.

In 2023, Ternium and Usiminas developed high-performance steel together with Tenaris, for the manufacturing of welded pipes for energy infrastructure projects. Through this project, we enhanced the product range of high-pressure, high-resistance and high-toughness plate portfolios for natural gas pipelines. Project development in collaboration with leading industrial companies allow us to anticipate market requirements, plan new processes with new equipment and technology, and build strong relationships with our value chain.

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Next Steps

In 2024, Ternium plans to continue capitalizing on opportunities to serve the Mexican steel market. Steel demand in the country is expected to expand moderately on a year-over-year basis, supported by nearshoring activity and higher infrastructure spending. During the second half of 2024, we expect to inaugurate the first lines of our downstream project in Pesquería, with the start-up of a 550 thousand tons per year pickling line and the first lines in our new service center; by the end of 2025 we expect to start-up the new galvanizing line, and shortly thereafter, the new cold rolling mill. The ramp-up of these new lines is expected to gradually increase the added value of Ternium’s shipments.

The new EAF-based steel shop, expected to be inaugurated in 2026, will accelerate our progress toward achieving our decarbonization target and support ongoing compliance with the USMCA’s ‘melted and poured’ requirements. The new DRI module will also include carbon capture capabilities and readiness to switch from natural gas to hydrogen use. Also, in connection with our decarbonization targets, in 2024 we expect to inaugurate a new wind farm in Argentina. The new facilities are expected to have a nominal power capacity of 99 megawatts and, once operational, to replace approximately 90% of the electricity that Ternium Argentina currently purchases from third-party suppliers.

Usiminas’ main blast furnace is expected to stabilize during the first half of 2024. With the completion of its ramp-up, the Ipatinga facility is expected to improve its performance with increased productivity and lower production costs. During 2024, Usiminas expects to advance several projects focused on efficiency, occupational health and safety, the environment and maintenance, including repair works at its coking batteries and a new pulverized carbon injection system at its main blast furnace. Usiminas expects to strengthen its leading position as a supplier to the industrial and automotive sectors with continued focus on product development. A key issue in the steel market in Brazil looking forward, is achieving the approval and implementation of adequate trade measures to defend the steel market from unfair trade, as has already been done in many other important markets like the United States, Mexico and Europe. Imports of steel sold below production costs, are having a negative impact in the Brazilian steel market. The Brazilian Steel Association and other industry groups are actively trying to find a solution to this issue.
In Argentina, a new government administration took office in December and is poised to introduce much needed macroeconomic reforms in the country. These reforms are expected to have a recessionary effect on the Argentine economy in the first half of 2024 and, consequently, are likely to negatively affect Ternium shipments in the local market. In addition, during 2023, foreign exchange restrictions limited our ability to import raw materials and intermediate goods, negatively impacting Ternium Argentina’s inventory levels and steel production rates. Consequently, we plan to continue operating our facilities in the country at relatively low utilization rates until Ternium Argentina is able to replenish raw material inventories.

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Corporate Governance

Board of Directors
The Company’s corporate governance practices are governed by the Luxembourg law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”), the Company’s articles of association and applicable securities laws and regulations. Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of eight directors. The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2023, the Company’s board of directors met eight times.

A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented therein. In case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

On May 2, 2023, the Company’s annual general shareholders’ meeting resolved to reduce the number of directors to eight and approved the re-election of Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Ms. Lorenza Martinez Trigueros as board members, to hold office until the meeting that will be convened to decide on the 2023 accounts. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as the Company’s chief executive officer.
Audit Committee
Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

The Company’s audit committee currently consists of three members, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi and Ms. Lorenza Martinez Trigueros, who were appointed to the audit committee by the Company’s board of directors on May 2, 2023. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association. Mr. Decalf serves as chairperson of the audit committee.

The Company’s audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the Company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the Company’s external auditors. In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association and audit committee’s charter, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and all its shareholders and are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. The Company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee’s charter relating to transactions

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with related parties, as well as applicable Luxembourg rules and securities regulations relating to the approval and disclosure of material related party transactions.

The Company’s audit committee is in charge of the interpretation, implementation, control and enforcement of the Company’s Clawback Policy, which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements.

The Company’s audit committee also performs other duties imposed by applicable laws, rules and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Auditors
The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. Auditors are appointed by the general shareholders’ meeting, upon recommendation from the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on each set of accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

The annual shareholders’ meeting held on May 2, 2023, re-appointed PwC Luxembourg as the Company’s statutory auditor for the fiscal year ended December 31, 2023. At the next annual general shareholders’ meeting scheduled to be held on April 30, 2024, it will be proposed that PwC Luxembourg be re-appointed as the Company’s statutory auditor for the fiscal year ending December 31, 2024.

Code of Ethics
The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted certain policies which are intended to supplement the Company’s Code of Conduct, such as a Policy on Business Conduct prohibiting bribery and corruption to all directors, officers, employees and any person or entity representing or acting for or on behalf of Ternium, and a Code of Ethics for Financial Officers, which applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

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Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered an unprecedented crisis that resulted in a severe contraction in gross domestic product and steel consumption globally, affecting all steel markets in which Ternium had significant exposure. Global activity levels improved during the second half of 2020 and steel demand recovered to pre-COVID levels in 2021. In 2022, the Russian invasion of Ukraine led to higher global prices of certain commodities and energy, contributing to higher inflation rates and negatively affecting economic activity. In addition, central banks in many countries tightened monetary conditions during 2022 and 2023 in response to elevated inflation rates. These factors led to a contraction in global steel consumption in 2023.

Uncertainty regarding global or regional economic activity remains high. A recession affecting developed economies, or slower growth or recessionary conditions in emerging economies would exact a heavy toll on the steel industry and adversely affect the overall steel business and specifically our business and results of operations.
A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have been significantly fluctuating in response to market trends, costs of raw materials and world events (including, in recent years, COVID pandemic and international conflicts, such as the Russian invasion of Ukraine). For instance, US prices of hot-rolled coils bottomed in 2020 to USD485 per ton, peaked at USD2,135 per ton in 2021, and then showed significant volatility during 2022 and 2023. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (First In - First Out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. In the last decade, overcapacity has been particularly severe in China. More recently, there have been several new steel making and steel processing facilities under construction or ramping-up in the United States and Mexico, which could contribute to an excess of steel production capacity in the region.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade

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measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption or an increase in steel production in China, could cause aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. For example, in 2023 there was a surge in the import of flat steel products in Brazil of approximately 42% compared to 2022, mainly consisting of low-priced steel imports from China, adversely affecting Brazilian domestic steel production. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations.

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021 vehicle production was severely affected by a shortage of semiconductors that, in turn, affected our steel sales. More recently, foreign exchange restrictions in Argentina reduced our customers’ ability to import raw materials and intermediate goods, negatively impacting manufacturing activity and, as result, steel demand in the country. For additional information, please see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development among others. To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future.

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as high-pressure aluminum obtained through die casting, composites and carbon fiber, sometimes as a result of regulatory requirements or government initiatives aimed at transitioning to a lower-carbon economy. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect our sales volumes and revenues.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium’s raw materials and inputs include large quantities of slabs, iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, natural gas, electricity, oxygen and other gases consumed in operating blast and electric arc furnaces, as well as downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in our operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by

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suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as wars, natural disasters, chronic climate changes, accidents and epidemics.

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, in 2023 ArcelorMittal acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. In addition, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with the steel processing facilities located in Alabama, U.S., that it had acquired together with Nippon Steel Corporation (NSC) in February 2014. Furthermore, in 2021 ArcelorMittal inaugurated a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility in that site. Additionally, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. New international sanctions against Russian steel companies or citizens that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

We have usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet our production needs; however, we could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in our operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on our business and results of operations. For further information related to effects of global events see “- Risks Relating to the Steel Industry – A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”.

Ternium depends on a limited number of key suppliers.

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, in 2023
Ternium Argentina and Ternium Brasil purchased iron ore mainly from Vale, a Brazilian company. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating To Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Over the last decade, we made two large acquisitions, one involving a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and the other involving CSA, a Brazilian steel slab producer. Recently announced organic investments include the construction of a new steelmaking facility and a direct reduction unit in Pesquería, as well as a new port facility for raw material handling. In addition, Ternium is advancing with the construction of a cold-rolling mill, a hot-dipped galvanizing line, a push-pull pickling line and finishing lines in its industrial center in Pesquería.

Any acquisition, investment or other growth project will depend on market and financing conditions. We must necessarily base any assessment of potential acquisitions or organic investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. In addition, we may fail to find suitable acquisition targets or fail to consummate our acquisitions under favorable conditions. Our acquisitions or other investments may not perform in accordance with expectations and could have an adverse impact on our operations and profits. Furthermore, we may be unable to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions,

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assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired companies, including Usiminas and its subsidiaries, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

In addition, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigation upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may block or delay transactions, which could have an adverse effect on our financial condition and results of operations.

Ternium’s strategic growth projects could be delayed, the cost of those projects could increase, or Ternium’s competitiveness could be affected, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk, adversely affecting Ternium’s growth opportunities and profitability.

Ternium is expanding its industrial facilities in Mexico to advance the continued integration of its industrial system and reinforce its position as a leading steel supplier in the region. In a market that is increasingly demanding differentiated products and services, the implementation of the United States-Mexico-Canada Agreement, or USMCA, trade agreement and the nearshoring of manufacturing capacity in the steel value chain have made Mexico an attractive destination for continued investment. Ternium’s expansion plan includes a steelmaking facility, a cold-rolling mill, a hot-dipped galvanizing line, a push-pull pickling line and finishing lines in Pesquería and new port facilities for raw material handling. These facilities are expected to gradually start-up during 2024, 2025 and 2026 at a total cost of approximately $3.5 billion.

The proper execution of this complex expansion plan relies, among other factors, on timely manufacturing, delivery and commissioning of the equipment ordered for the new facilities, especially those related to the new steel mill, in light of the USMCA’s new “melted and poured”
manufacturing requirements, to become effective in July 2027, for steel to be considered as originating in North America for USMCA tax purposes. Geopolitical conflicts may expose some of our suppliers of heavy equipment to government actions or sanctions preventing them from shipping the equipment or us to continue purchasing products from, or making payments to such suppliers, and we may not be able to promptly procure such equipment from an alternative facility of such supplier or from other suppliers, or we may be required to purchase equipment at increased prices, which could result in increased expenses and/or a delayed execution of our growth plans. In addition, delayed compliance with the new USMCA’s steel manufacturing requirements would affect our market competitiveness and may hurt our profitability and net worth.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test our assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

We review periodically the recoverability of our investments. As of December 31, 2023, goodwill in connection with our Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies amounted to $517.3 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015, and September 30, 2022, we wrote down our investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. In the fourth quarter of 2023, we recorded a $42.3 million impairment charge of certain mining assets from Las Encinas. See note 4(e)(2) “Accounting Policies – Intangible Assets – Mining Assets” to our consolidated financial statements included in this annual report, and for information on impairments recorded by Ternium,

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see note 4(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report.

In addition, in July 2023, Ternium increased its participation in Usiminas control group and began to consolidate Usiminas. As a result of this transaction, Ternium recorded a $1.1 billion non-cash net loss composed of (i) a loss of $935 million corresponding to items recognized as of June 30, 2023, in “Other Comprehensive Income” related to Ternium’s previous stake in Usiminas. This negative reserve was mainly related to CTA losses due to the impact on Usiminas valuation of the depreciation, over the years, of the Brazilian Real versus the U.S. dollar, as Usiminas uses the Brazilian Real as its functional currency. As a result of the increase in the participation in Usiminas, items recognized in Other Comprehensive Income related to Ternium’s previous stake in Usiminas were recycled to the results of the period. The resulting $935 million loss is non-cash, it has no income tax effects and did not change the value of Ternium’s equity; and (ii) a net loss of $171 million as a result of the purchase price allocation related to the business combination performed in the third quarter of 2023 and the remeasurement of Ternium’s previous stake in Usiminas. For further information, see note 3 “Acquisition of Business—Increase of the participation in Usiminas control group and new governance structure of Usiminas”, to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and Ternium’s sales and profitability could suffer.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business.

Labor disputes could result in work stoppages and disruptions to Ternium’s operations negatively impacting our results.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium’s subsidiaries could also suffer plant stoppages or strikes if they were to implement cost reduction plans. From time to time, we take measures to increase competitiveness; none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that this situation will remain stable or that future measures will not result in labor actions against Ternium companies. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase our costs, thereby affecting our results of operations.

Changes in exchange rates or any limitation in Ternium’s ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

Our operations expose us to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium companies’ results as reported in their income statements and statements of financial position. In the ordinary course of business, Ternium companies may see fit to enter into exchange rate derivatives agreements to manage exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where we operate may reduce our ability to manage our exposure to exchange rate fluctuations, and thus could cause an adverse impact on our results, financial condition or cash flows.

In addition, Usiminas, which we began to consolidate in July 2023, uses the Brazilian real as its functional currency. Accordingly, any fluctuation of the BRL/USD exchange rate will impact any non-BRL exposure in Usiminas’ balance sheet and, therefore, impact Ternium’s net worth, statements of comprehensive income and results of operations in the form of translation and transaction risk.

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Cyberattacks could have a material adverse impact on Ternium’s business and results of operations.

For purposes of carrying out its operations, Ternium relies heavily on information systems; and digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and continually monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue experiencing varying degrees of cyber incidents in the normal conduct of business, and also occasionally experience sophisticated cybersecurity threats including actual or potential unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2023. The sophistication of these attacks also grew at a fast pace, with issues such as remote work bearing a significant concern for companies in different industries. Microsoft has informed that the manufacturing sector was the industry most subject to ransomware attacks in 2023. Experts agree that cyberattacks are increasing in sophistication and frequency and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2024 Global Cybersecurity Outlook, the gap between organizations that are cyber resilient and those that are not is widening at an alarming rate and this phenomenon is particularly alarming in light of the interconnected nature of the cyber ecosystem. According to data set forth in such Report, 41% of the organizations that suffered a material incident in the past 12 months attributed the incidents to a third party, and 54% of the organizations have insufficient visibility into the vulnerabilities of their supply chain. This raises a significant concern as even resilient companies may be exposed to the vulnerabilities of third-party suppliers, service providers or clients.

In addition, emerging technologies, like generative artificial intelligence (AI), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cybersecurity concerns.

The cybersecurity incidents we suffered in 2023 were contained in a timely manner. Four incidents evidenced a high level of sophistication. None of the cybersecurity incidents led to any known breaches of business-critical IT systems and, as such, did not result in any material business impact to Ternium.

In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, to avoid a material adverse impact on our systems. While we continue to attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

If Ternium’s systems and measures for protecting against cybersecurity risks are circumvented or breached, this could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to our reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, increased operational risk of service failure, loss of technology competitiveness and reputation.

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In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance its protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Ternium does not currently maintain cybersecurity insurance and the insurance it carries for property damage and general liability may not protect Ternium from damages derived from cyber events. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, U.S. and other regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors. This would constrain our ability to deal with ransomware attacks, should they occur.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business, results of operations and net worth.

Ternium’s business has been, and in the future could be, affected by severe weather conditions in areas where operations are carried out, which could materially damage our production facilities and general infrastructure or affect the normal course of business, and result in a material adverse effect on Ternium’s financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted in several occasions the supply of iron ore from Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories. In addition, during the first quarter of 2021, extreme weather conditions in the southern United States and northern Mexico disrupted the provision of natural gas and energy to operations in Mexico, negatively affecting steel production levels.

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel’s access to the facilities. In addition, as Ternium Mexico’s facilities are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments in order to prevent or deal with critical situations caused by severe draughts. For example, in response to severe draughts affecting the metropolitan area of Monterrey in the state of Nuevo León, Mexico, the national water authority suspended new freshwater use concessions in the Monterrey area in 2022 and 2023. Although this event did not have a significant impact on our operations in the region, we cannot predict the impact of future similar events, in Mexico or elsewhere, to its operations and financial condition.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Also, chronic climate changes, such as changes in precipitation patterns and rising of temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Ternium does not carry business interruption insurance, and the insurance that Ternium maintains for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of insurance may be less than the related loss.

Risks Relating to the Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium’s mining activities are located in Mexico. In addition, Usiminas, which we began to consolidate in July 2023, holds a 70% equity interest in Mineração Usiminas, a mining company located in Brazil. For information related to the risks of doing business in Brazil and Mexico see “-Risks Relating to the Countries in which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s

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operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month. By March 2022, Mineração Usiminas was able to fully normalize its operations.

Although most of the tailings dams used by Las Encinas and Consorcio Peña Colorada meet the strictest international seismic standards, new reinforcements are expected to be completed by Consorcio Peña Colorada by year-end 2024 in one of its tailings dams in order to reduce risks of collapse under a severe earthquake. This reinforcement project follows recommendations arising from stability studies conducted with the assistance of independent consultants. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents or failures at its tailings dam, failures or breaches may still occur prior to, or after, completion of reinforcement works. Furthermore, we cannot guarantee that failures or breaches will not occur in any tailings dam even when meeting the strictest international seismic standards.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. It also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

Required governmental concessions could be subject to prior consultation with native communities in Mexico or local communities in Brazil, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs. For example, in December 2011, the Minas Gerais state created a rate for the controlling, monitoring and supervision of exploration and mining activities of mineral resources, the TFRM rate, which determines a fix value per ton sold. In addition, in 2019, the federal and state governments issued new regulations for licensing of new dams, as well as the insertion of conditions for structures with population in the self-rescue zones, ranging from the guarantee of stability, expropriation or relocation of the population and de-characterization of dams, the implementation of which increased operating costs.

In April 2023, Mexico approved a significant reform to its mining laws. Among other changes, future mining activities have been prohibited in certain areas where superficial bodies of water exists, and areas declared by federal or local governments as natural reserves. In addition, governmental authorities are authorized to order removal of existing deposits under certain circumstances of location and risk. The new legislation prohibits the use of national waters for the transportation of certain materials, grants to the Mexican geological service exclusive rights to conduct exploration activities and provides for mandatory bidding processes in the

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granting of new exploration and exploitation concessions, limiting concessions to a 30-year duration with 25-year automatic extension and a further 25-year extension through a prior bidding process. Concessions may be revoked on certain grounds, including for failure to initiate or interrupt operations within a specified timeframe or to file a mine closing plan, and any kind of accidents could be punished with increased fines and other consequences. In addition, new permits entailing an increase in water consumption will be subject to several new conditions related to water availability in the regions were Las Encinas and Peña Colorada operate. Granting of new mining rights by the federal government will also be subject to the granting of new water consumption permits based on such new conditions. Furthermore, the new law seeks to regulate royalties or the sharing of profits with local communities, and mandates consultation processes with native and Afro-Mexican communities. The Supreme Court and other federal courts are analyzing the constitutionality of the new legislation. Mining companies operating in Mexico, including Las Encinas and Peña Colorada, expect their resolutions on the subject during 2024.

For further information on risks, including regulatory risk, relating to our operations in Mexico, see “- Risks Relating to the Countries in Which Ternium Operates - Mexico.”

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies do not comply with their obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to establish use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas, Consorcio Peña Colorada or Mineração Usiminas need to obtain, in the normal course of business, permits to operate new iron ore bodies at the mines and for the expansion of tailings deposit capacity in Mexico or areas for stocking piles and filtered waste in Brazil. In particular, Consorcio Peña Colorada is seeking certain environmental permits in connection with the operation of its tailing dams, the delay of which is causing it to adjust, with the assistance of consultant companies, tailings operations and the deposition design plan. If Las Encinas, Consorcio Peña
Colorada or Mineração Usiminas are unable to obtain required permits on a timely basis, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of its mining activities.

Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.

Ternium’s resources and reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond our control. Resource and reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any resource and reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Resource and reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In addition, our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Resource and reserve estimates may vary in the future, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production

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figures, changes in resource and reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium’s mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase the cost to explore, locate, extract and process iron ore, we may be required to lower our reserve estimates if certain ore reserves become uneconomical to mine.

Exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time it may be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production cost.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. A large share of Mineração Usiminas’s iron ore reserves and resources are made of an iron ore quality called Compactos, which is not able to be processed in Mineração Usiminas’s current facilities or would be processed at substantially lower rates. To be able to process the Compactos iron ore quality at a rate similar or higher than current processing rates, Mineração Usiminas’s is required to deploy a new project that entails new equipment and facilities and significant capital expenditures, the so called Compactos Project. If Mineração Usiminas does not approve or fails to timely develop this project, Mineração Usiminas’s iron ore shipments will stop once the reserves of other iron ore qualities are depleted, negatively affecting Ternium’s net sales and operating results. On the other hand, if Ternium’s mining companies in Mexico fail to timely carry out the activities required to maintain iron ore and pellets production rates over time, Ternium could have to substitute lower-cost iron ore produced in its mining operations with third-party iron ore in order to supply its steel operations, with a consequent increase in steel production cost.

Expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect Ternium’s financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams, tailings and waste piles, and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect the ability to produce the expected quantities of mineral. If this occurs, our financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our operations or iron ore transportation, or legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to revoke or cancel concessions or environmental or other permits, may hamper our ability to conduct mining activities as planned, prevent us from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines,

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thereby adversely affecting our business and results of operations.

Mexico

In the past, Ternium’s mining operations in Mexico faced actions by certain native or local communities demanding higher compensation or other benefits, or seeking to stop mining activities. Although attempted legal actions did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal blockade or occupation of facilities, could adversely impact Ternium’s mining activities and results of operations.

More recently, the security situation in Aquila, where Las Encinas has its main mining operation, has worsened, with growing violence in the region being caused by criminal groups seeking territorial control and the exploitation of economic resources. In addition, a long-standing internal dispute between two differentiated groups of the native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two important community leaders went missing, which triggered an investigation by the Attorney General’s office that resulted in the arrest of at least two suspects. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also deteriorated in such region in the past months.

If violence and conflict continue to increase in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating To The Structure Of The Company

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Ternium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on Ternium’s results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development, or OECD, proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 applies as from 2024, while detailed principles on Pillar 1 are still under discussion.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive, or ATAD, later updated, modified and expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is pending approval. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the Union, following Pillar 2 OECD’s initiative. The new directive has become effective as from 2024.

Ternium’s interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of the new regulations that might result from evolving initiatives like those launched by the OECD and the EU in relation to international taxation that could impact negatively our financial condition, results of operations and cash flows.

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The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to their shareholders will depend on their results of operations and financial condition. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For example, regulations enacted in Argentina have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, Ternium Argentina resorted to the payment of dividends in kind utilizing US dollar-denominated Argentine sovereign bonds. For information on exchange controls in Argentina, see note 30 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change or if the special tax reserve were to be exhausted.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of the date of this annual report, San Faustin beneficially owned 65.03% of the Company’s shares and Tenaris, which is also controlled by San Faustin, held 11.46% of the Company’s shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “- Risks Relating to the Company’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in the Company's subsidiaries and associates could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company’s subsidiaries. As of February 29, 2024, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.40% was publicly held. In addition, 22.75% of Usiminas’ ordinary shares were held by the NSC Group, 4.85% by Previdência Usiminas and 22.91% were publicly held, and 0.61% of Usiminas’ preferred shares were held by the NSC Group and 97.54% were publicly held. Furthermore, Ternium holds a 51% ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent the Company from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, the Company could be delayed or prevented from completing its strategy or fully maximizing Ternium’s competitive strengths.

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Risks Relating to the Countries in Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where a significant portion of Ternium’s operations and assets are located could disrupt its manufacturing activity, hurt Ternium’s shipment volumes or prices, or increase its costs, thereby adversely affecting its results of operations and financial condition.

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and, to a lesser extent, in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. Our business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge or there is a future re-emergence of social instability, political unrest, reduction in government spending, increased government intervention or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect our business, results of operations, financial condition or liquidity. Moreover, adverse economic conditions in Mexico could result in, among other things, higher inflation and interest rates coupled with reduced opportunities for funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Energy or constitutional reforms in Mexico could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy market in Mexico with potential impact on the energy supply and its cost.

Since December 2018, the Mexican government has introduced numerous changes to electricity regulations, including a March 2021 amendment to the Energy Industry Law, or LIE, and a bill to reform the Constitution, filed in October 2021 but then rejected by the Mexican Congress. These changes aimed to revert the previous administration’s 2013 energy reform and seek to grant priority to Mexico’s state-owned electric power generation and distribution company, or CFE, over private generators in the supply of electric power to the Mexican market and mandate a revision of power generation and transaction agreements between CFE and independent electric power suppliers.

The intended reforms were challenged in court by certain members of the Senate and by affected companies, many of which sought and obtained injunctive relief. In January 2024, the Supreme Court ruled against the constitutionality of certain provisions of the LIE reform. In response, the Mexican President announced a new proposal for an ambitious constitutional reform, which covers a wide range of topics, including energy matters, with the intention of granting state-owned enterprises, particularly CFE and Pemex, priority over private companies on electricity dispatch.

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Uncertainty remains as to whether this new constitutional reform will be approved or if the Mexican government or any of its decentralized bodies will seek any new reform of the energy market rules and regulations or adopt any measure that may negatively affect the energy supply or increase its cost. Any such new amendment or measures could negatively affect our operations or those of Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to an increasing level of criminality, which resulted in an alarming deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities–- Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.” Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on our business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Changes in the USMCA, and controversies and disputes between member countries could adversely impact Ternium’s results of operations and net results.

The United States-Mexico-Canada Agreement, or USMCA, became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019, Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed during 2018) subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Furthermore, in 2019 the United States, Mexico and Canada agreed to amend the definition of “North American steel” (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. For example, in July 2022, the United States and Canada triggered the consultation mechanism with Mexico under the Dispute Settlement chapter of the USMCA, arguing that a wide range of Mexican energy policies on energy resources and technologies, including those relating to natural gas, electricity, renewable sources and diesel fuel, were inconsistent with the USMCA. The United States claimed that such measures favored Mexican state-owned companies over U.S. companies or U.S.-produced energy, breaching USMCA regulation on market access, investment, and state-owned enterprises. The United States also claimed that the questioned measures undermined climate change goals. Canada supported the U.S. position and filed a similar request for consultations with Mexico. As the parties failed to resolve the dispute through the USMCA consultation procedure, the United States and Canada may request for the formation of a dispute settlement panel to review those measures and, eventually, take retaliatory action.

More recently, the United States has expressed concerns regarding unfair practices in the U.S. market from steel produced in third countries that is allegedly being circumvented through Mexico. In response to such concerns, in February 2024, Mexico announced that it has agreed to implement additional measures aimed at preventing circumvention practices, and improving information and transparency in connection with steel imports into the Mexican market from countries with which Mexico lacks a formal trade agreement. There is no guarantee these additional measures will avoid the reimposition of tariffs to Mexican steel exports to the U.S. market.

Amendments to, or the termination of, current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

Argentina

A significant portion of Ternium’s sales are made in Argentina through its subsidiary, Ternium Argentina. Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market

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were severely affected in different opportunities over the last decades. For instance, during 2018 and 2019 the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process; in 2020 the economy was affected by the COVID-19 outbreak; and in 2023 the economy suffered as a result of a severe drought, foreign exchange restrictions, high inflation rates and heightened political and economic uncertainty during the presidential election process.

Over the past years, the Argentine economy and capital investment have been affected by, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. In December 2023, a new administration, led by President Javier Milei, took office in Argentina and announced a series of emergency measures to address the current critical economic situation with the objective of reducing fiscal deficit and removing foreign exchange restrictions. Some of these measures included cuts in public expenditures, reduced energy and transportation subsidies, increases in certain taxes, certain labor reforms, the elimination of some restrictions on imports and access to the foreign exchange market and privatization of state-owned companies. Certain measures were challenged in court by affected sectors. In addition, the new administration is struggling to get Congress’s approval for most of its reform proposals. It is uncertain as to what extent the Argentine government will be able to implement its program, which requires major structural reforms, or adopt the announced measures, marked by a Congress majority unwilling to endorse and support the new government’s reforms, heightened conflict between the national government and provincial governors, court decisions setting aside some of the governmental measures, resistance by social and union leaders and general political unrest.

In addition, Argentina has in place an agreement with the International Monetary Fund, or IMF, on a sovereign debt restructuring process. In January 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their discussions of an IMF-supported program, and in March 2022 the Argentine Congress and the IMF’s Executive Board approved the program. Although in 2023 Argentina failed to achieve certain targets set under the Extended Fund Facility, or EFF arrangement, the IMF staff and the Argentine authorities have recently reached a staff-level agreement on the latest review under Argentina's EFF arrangement. Failure to implement any approved program with the IMF could further adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.
Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. Sustained high inflation in Argentina without a matching depreciation of the Argentine peso would negatively impact our results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy would undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

Taxes on Argentine companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

The sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates have resulted in a material reduction of the real value that Ternium Argentina can deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that are subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year and, in the past, inflation adjustment has been further limited. If limitations to inflation adjustment are reinstated, Ternium Argentina could be subject to increased tax burden. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

Provincial and municipal taxes on Ternium Argentina’s operations have also increased over the last years. In 2021, the federal government and various local

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governments agreed on a new tax reform, which replaced the 2017 tax reform that provided for a gradual decrease of tax burden on Argentine corporations. In addition, the Argentine Congress passed a new law reinstating a 35% income tax for corporations and keeping a 7% tax on dividend distributions applicable to results originated from fiscal year 2021. Furthermore, during 2023, the Argentine government included in the PAIS tax base the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods. An initial rate of 7.5% was raised in December 2023 to 17.5%.

Ternium cannot predict whether future legislation, or any new tax regimes or tax reforms could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after the new administration took office in December 2023 certain restrictions were eased and other changes to such regulation are expected, at the date of this annual report the scope and timing of upcoming changes remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2023, Ternium Argentina’s cash and cash equivalents and other investments amounted to approximately $1.1 billion, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds linked to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in our consolidated financial statements. For example, after a new administration took office in Argentina in December 2023, the Argentine Peso suffered a significant devaluation against the U.S. dollar. This event resulted in a decrease of $537 million in the fair value of our holdings of Argentine securities in the fourth quarter of 2023. Furthermore, during the fourth quarter of 2023, Ternium’s divestment of Argentine sovereign bonds resulted in a loss of $58 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results. As of December 31, 2023, the balance of Ternium’s Other Comprehensive Income in connection with its Argentine sovereign bond holdings amounted to a negative $527 million.

For the last years, the Argentine authorities have limited the import of goods and services by Argentine companies, including Ternium Argentina and other companies in the steel value chain, by controlling access to the foreign exchange market. In December 2023, the new administration replaced the then existing imports payment system (which required prior governmental authorization to pay imports of goods or services) with a new system, applicable to imports accrued (in the case of services) or cleared by customs (in the case of goods) as from December 13, 2023, which does not require prior government approval, but subjects import payments to a deferred payment schedule.

Access to the official exchange market to make dividend payments continue to require prior Argentine Central bank approval, which is rarely, if ever, granted.

This context of volatility and uncertainty remains in place as of the date of this annual report. If control systems are maintained or are tightened, local demand for steel products and/or Ternium Argentina’s operations or sales could be adversely affected. Furthermore, additional regulations or restrictions that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore.

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Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact its sales and revenue, and Ternium’s results of operations.

A significant share of Argentina’s total electricity resources is based on natural gas-fired power generation. In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions.

Currently, Argentina completes its natural gas requirements through imports from Bolivia and the seaborn market. Natural gas imports from Bolivia are expected to decrease significantly in the coming years due to declining production. The construction of the second stage of a new natural gas pipeline in Argentina (the GPNK pipeline) would increase the supply of natural gas from the country's Vaca Muerta oil and gas shale formation, offsetting decreasing natural gas imports from Bolivia and replacing imports of liquefied natural gas. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, including due to failure to complete the second stage of the GPNK pipeline or shortages in the availability of liquefied natural gas in the seaborne market, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability. Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil. Ternium has a participation in the control group of Usiminas, a large Brazilian steelmaker, and began consolidating Usiminas in July 2023. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such governmental policies may adversely affect our results and net worth. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, in 2023 the Brazilian Congress approved major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of goods and services with a dual value added tax. Ancillary laws, which will define the rates and applicability of the new taxes, are expected to be discussed in Congress this year. The federal government should also submit an income tax reform bill during 2024. We cannot predict whether the new tax regime would result in a net tax burden increase for our operations in Brazil. Any increase in the applicable tax burden or tariffs would affect our consolidated cash flow and profitability.

The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. For example, Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting economic or political factors may contribute to economic instability in Brazil. We cannot predict whether political instability will arise in the future nor its effect on the Brazilian

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Consolidated Management Report

economy and, consequently, on the results of operations and financial conditions of our businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Our results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect the business and the ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty our future results of operations.

Certain Regulatory Risks And Litigation Risks

Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas.

In 2013, Ternium was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, Ternium Argentina and Confab, all of which compose the T/T Group within Usiminas control group. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL 28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, a first instance court decision dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice, or SCJ, seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ rejected CSN’s appeal by majority vote. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote, at the date of this report, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN’s motion, Ternium and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN’s lawyers, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that view were to prevail, and depending on how the indemnification is calculated by other courts, Ternium Investments and Ternium Argentina could be ordered to pay an indemnification to CSN that, as of December 31, 2023, amounted to BRL 4.1 Billion (approximately $0.9 billion) in the aggregate.

For further information on Ternium’s investment in Usiminas and related risks, see “-Risks Relating to Ternium’s Business - “Failure to successfully implement Usiminas’ business strategy could have a material adverse effect on Ternium’s results, financial condition or net worth.”

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. For example, on August 15, 2023, the Mexican government issued a decree raising a temporary import tariff on steel products other than semi-finished products from 15% to 25%,

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Consolidated Management Report

applicable to imports from countries with which Mexico had no trade agreement in place. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. On the other hand, greater trade liberalization in the domestic markets in which we participate increases competition. During the last decade, steel exports surged as a consequence of a global downturn and the economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. For example, in 2023 there was a surge of steel exports from China, which increased approximately 38% year-over-year. Conversely, flat steel imports in Brazil surged approximately 42% year-over-year in 2023, mainly due to the import of low-priced Chinese steel products. Continued increase in steel imports could erode our sales in domestic markets, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. For example, in 2018 the United States imposed, under Section 232 of the Trade Expansion Act of 1962, a 25% tariff on steel imports; however, Australia, Canada and Mexico were exempted from the tariff (though subject to a continuous monitoring system of their trade flows). Although Argentina, Brazil and South Korea were also exempted from the measure, they were subject to quota system agreements covering steel imports from those countries. In 2022, the United States shifted the 25% tariff applicable to the European Union to a Tariff Rate Quota (TRQ) system for steel products melted and poured in this region, and Japan and the United Kingdom entered into similar systems.

The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s sales are unpredictable. Trade restrictions on exports could adversely impact our ability to sell our products and, as a result, the overall business and our profit margins and financial condition could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several export destination that are relevant to Ternium, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports. While some of those measures have been withdrawn, there is no assurance that these protective measures will not be reintroduced in the future, or that exempted countries will remain exempted from the tariff, including the 25% tariff on certain steel imports imposed by the United States under Section 232 of the Trade Expansion Act of 1962.

Certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on our sales of steel products in certain steel markets and result in lower profit margins. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting our sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations, as well as potential product and environmental liabilities in a context of increasing environmental awareness, may affect Ternium’s steel production or processing operations, or may increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects.

Steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the steel and mining industries. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs.

We are required to obtain certain permits, licenses and authorizations from local, provincial or federal authorities for purposes of carrying out certain operations. Failure to obtain or renew such permits, licenses or authorizations, or to comply with their terms, may result in delays, fines, closure orders or requirements to halt or curtail our operations, negatively affecting our results.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed adversely affecting our business, financial condition, results of operations and prospects.

TERNIUM S.A.
Consolidated Management Report

Our steel operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise with respect to current or former conditions at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by steel operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities, particularly in mostly affected areas, to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations.

For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidences unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is notoriously below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although the authority concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern.

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our operations or reputation, trigger investigations or litigation resulting in an obligation to pay damages or incur remediation costs, or that governmental authorities or a court order request Ternium to suspend or close its operations.

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in such products may give rise to claims for losses suffered by customers and expose Ternium to financial losses from claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct; in other cases, insurance may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of insurance may be less than the related impact on the enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

There is a growing awareness on greenhouse gas (GHG) emissions and climate change across different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the planet’s rising temperature and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System (ETS) signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at achieving zero GHG emissions in Europe by 2050. The EU Taxonomy Regulation establishes a classification system for environmentally sustainable economic activities, laying out definitions to businesses, stakeholders and policymakers on which economic undertakings can be considered environmentally sustainable and requiring companies to disclose, in the annual reports, how environmentally sustainable their economic activities are. More recently, as part of the European Green Deal, the EU adopted the Corporate Sustainability Reporting Directive, which requires European large companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment. In the case of Ternium, the new EU non-financial disclosure requirements will apply with respect to the Company’s 2025 annual report. Similarly, CBAM, which was adopted on May 17, 2023, aims at promoting emissions

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Consolidated Management Report

reductions worldwide by subjecting the import of certain products, including steel, from countries outside of the European Union to a carbon levy linked to the carbon price payable for goods produced in EU countries. Similarly, in response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the SEC announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations, and in March 2022, the SEC released a proposal to amend its disclosure rules. In March 2024, the SEC adopted the final rule on climate-related disclosures, which will require registrants, including the Company from fiscal year 2025, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. Other countries are introducing or considering similar measures or regulations with the aim at lowering emissions as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions alternatives (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources).

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace / basic oxygen furnace route (BF/BOF) and the electric arc furnace route (EAF). The BF/BOF route has a significantly higher carbon emission intensity than the EAF route. Although several new initiatives and pilot projects under development seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient technology readiness level, nor is any technology available at scale or economically feasible, and there is no certainty that any such technology will be available in the near future. This issue affects most steel companies, as the BF/BOF route currently represents approximately 72% of global steelmaking production capacity.

In addition, Ternium is developing several projects aimed at reducing carbon emission intensity in both of its steelmaking routes, in line with a decarbonization roadmap to reduce by 20% the intensity of CO2 emissions per ton of steel produced (scopes 1 and 2) by 2030 compared to a 2018 baseline. These projects could experience delays or higher-than-anticipated costs, or may not yield the expected results.

Government and international organization’s initiatives to promote the reduction of GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or measures to avoid carbon leakage or promote the use of renewable energy sources could affect Ternium’s steel production costs.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, there is no regulation for setting such system nor to determine allowances. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could increase Ternium’s production costs. Particularly in Mexico, the state governments could set carbon taxes on top of the federal tax regime and the Emission Trading System. In addition, the Brazilian Congress has been discussing initiatives to introduce a carbon tax on industry processes and power generation facilities, which, if applicable to Ternium Brasil’s and Usiminas’ operations, would result in incremental costs. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

If there is not enough progress in significantly reducing emissions in the coming years, or emerging technologies for the reduction of carbon emission intensity of the BF/BOF route are not commercially available or are not economically viable, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which we operate could result in incremental compliance costs and unexpected capital expenditures, affect our competitiveness and reduce our market share and results of operations.

Furthermore, shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures and environmental standards could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources.

TERNIUM S.A.
Consolidated Management Report

Risks Relating To the Company’s ADS

The market price for the Company’s ADS could be highly volatile.

Volatility in the price of the Company’s ADS may be caused by factors within or outside of the Company’s control and may be unrelated or disproportionate to the Company’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company’s ADS, regardless of their actual effect on operating performance. As an example of this volatility, a low closing price of $9.84 was reached on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company’s ADS. Since then, the Company’s ADS recovered and reached a high closing price of $56.19 on August 11, 2021, as steel prices reached record levels in the United States and Mexico reflecting a recovery in steel demand that consistently outpaced steel production capacity restarts, but then fell to a low closing price of $26.75 on September 26, 2022, as steel prices declined steadily. Since then, the Company’s ADS recovered and reached a high closing price of $45.20 on March 6, 2023, reflecting an upward trend in U.S. steel prices after bottoming during the fourth quarter of 2022. As of February 29, 2024, the closing price of Ternium’s ADS was $40.54. The trading price of the Company’s ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, it has substantial assets with operations in Mexico, Brazil, Argentina and Colombia. Financial and securities markets for companies with a substantial portion of their assets and exposure in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets and exposure in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S.
domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

TERNIUM S.A.
Consolidated Management Report

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized for a five-year period (ending in June 2025) to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).
Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. The Company may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against the Company outside Luxembourg.

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

TERNIUM S.A.
Consolidated Management Report

Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ million	2023	2022

Consolidated net income	986	2,093
Adjusted to exclude:
Income tax expense	334	574
Equity in earnings of non-consolidated companies	(105)	(37)
Net financial results	(123)	70
Reversal of Usiminas’ post-retirement liabilities	(109)	—
Contingency reversal - dismissal of public civil action against Usiminas	(63)	—
Non-cash effects related to the increase in the participation in Usiminas	1,106	—
Impairment of Ternium’s investment in Ternium Brasil	—	99
Impairment of Las Encinas’ mining assets	42	—
Depreciation and amortization	658	616
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	14	—
Adjusted EBITDA	2,740	3,415

Divided by: net sales	17,610	16,414
Adjusted EBITDA margin (%)	16%	21%

Adjusted net income

$ million	2023	2022

Net income	986	2,093
Less: non-cash effects related to the increase in the participation in Usiminas	(1,106)	—
Adjusted net income	2,092	2,093

Adjusted Equity Holders' Net Income and Adjusted Earnings per ADS

$ million	2023	2022

Equity holders’ net income	676	1,768
Less: non-cash effects related to the increase in the participation in Usiminas	(1,010)	—
Adjusted Equity Holders’ Net Income	1,686	1,768

Divided by: the outstanding shares of common stock, net of treasury shares (expressed in ADS equivalent)	196	196
Adjusted Earnings per ADS ($)	8.59	9.00

TERNIUM S.A.
Consolidated Management Report

Free cash flow

$ million	2023	2022

Net cash provided by operating activities	2,501	2,753
Less: capital expenditures	(1,461)	(581)
Free cash flow	1,040	2,172

Net cash position

	For the year ended December 31,
$ billion	2023	2022

Cash and cash equivalents (8)	1.8	1.7
Plus: other investments (current and non-current) (8)	2.2	2.0
Less: borrowings (current and non-current)	(2.1)	(1.0)
Net cash	1.9	2.6

(8) Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.1 and $1.3 billion as of December 31, 2023 and 2022, respectively.

Intentionally left blank.

TERNIUM S.A.

Consolidated Financial Statements
as of December 31, 2023 and 2022 and
for the years ended on December 31, 2023, 2022 and 2021

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021

Audit report

To the Shareholders of
TERNIUM S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of TERNIUM S.A. (the “Company”) and its subsidiaries (the “Group”) as at 31 December 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

- the consolidated income statement for the year then ended;
- the consolidated statement of comprehensive income for the year then ended;
- the consolidated statement of financial position as at 31 December 2023;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated management report but does not include the consolidated financial statements and our audit report thereon.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

48

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

49

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The consolidated management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 15 March 2024

Electronically signed by
Magalie Cormier

Magalie Cormier

50

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2023	2022	2021

Net sales	5	17,610,092	16,414,466	16,090,744
Cost of sales	6	(14,050,737)	(12,487,282)	(9,895,070)

Gross profit		3,559,355	3,927,184	6,195,674

Selling, general and administrative expenses	7	(1,471,678)	(1,143,646)	(950,124)
Other operating (expense) income, net	9	110,337	(84,019)	25,586

Operating income		2,198,014	2,699,519	5,271,136

Finance expense	10	(125,376)	(46,737)	(26,997)
Finance income	10	255,009	75,145	62,912
Other financial (expenses) income, net	10	(6,179)	(98,541)	56,547
Equity in earnings of non-consolidated companies	14	105,305	37,114	400,732
Effect related to the increase of the participation in Usiminas	3	(171,045)	—	—
Recycling of other comprehensive income related to Usiminas	3	(934,946)	—	—

Profit before income tax expense		1,320,782	2,666,500	5,764,330

Income tax expense	11	(334,408)	(573,728)	(1,397,139)

Profit for the year		986,374	2,092,772	4,367,191

Attributable to:
Owners of the parent		676,043	1,767,516	3,825,068
Non-controlling interest		310,331	325,256	542,123

Profit for the year		986,374	2,092,772	4,367,191

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.34	0.90	1.95

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2023	2022	2021

Profit for the year	986,374	2,092,772	4,367,191

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(9,108)	1,253	(484)
Currency translation adjustment from participation in non-consolidated companies (1)	980,884	41,455	(39,997)
Changes in the fair value of financial instruments at fair value through other comprehensive income (2)	(554,737)	29,121	960
Income tax related to financial instruments at fair value	(46,859)	(11,045)	(299)
Changes in the fair value of derivatives classified as cash flow hedges	22,721	60	278
Income tax relating to cash flow hedges	(6,824)	(20)	(83)
Other	(300)	1,705	—
Other comprehensive income items from participation in non-consolidated companies	—	159	(106)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(52,127)	24,567	46,777
Income tax relating to remeasurement of post employment benefit obligations	4,829	(6,994)	(13,965)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,013	6,862	1,662

Other comprehensive income (loss) for the year, net of tax	344,492	87,123	(5,257)

Total comprehensive income for the year	1,330,866	2,179,895	4,361,934

Attributable to:
Owners of the parent	1,141,928	1,841,194	3,818,185
Non-controlling interest	188,938	338,701	543,749

Total comprehensive income for the year	1,330,866	2,179,895	4,361,934
(1) See note 3 (c).
(2) See note 18.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2023		December 31, 2022

ASSETS

Non-current assets
Property, plant and equipment, net	12	7,637,687		6,261,887
Intangible assets, net	13	996,048		944,409
Investments in non-consolidated companies	14	517,265		821,571
Other investments	18	210,930		100,716
Deferred tax assets	20	1,713,385		200,237
Receivables, net	15	1,073,245	12,148,560	318,690	8,647,510

Current assets
Receivables, net	15	686,394		261,813
Current income tax assets	15	486,470		400,949
Derivative financial instruments	22	15,406		227
Inventories, net	17	4,948,376		3,470,215
Trade receivables, net	16	2,065,499		1,180,689
Other investments	18	1,975,646		1,875,026
Cash and cash equivalents	18	1,846,013	12,023,804	1,653,355	8,842,274

Assets classified as held for sale			6,740		1,764

			12,030,544		8,844,038

Total Assets			24,179,104		17,491,548

EQUITY
Capital and reserves attributable to the owners of the parent			12,418,595		11,845,959

Non-controlling interest			4,393,264		1,922,434

Total Equity			16,811,859		13,768,393

LIABILITIES

Non-current liabilities
Provisions	19	839,921		81,422
Deferred tax liabilities	20	170,820		162,742
Other liabilities	21	1,148,998		538,214
Trade payables		12,030		1,112
Lease liabilities	23	188,913		190,134
Borrowings	24	1,205,961	3,566,643	532,701	1,506,325

Current liabilities
Current income tax liabilities		137,388		135,703
Other liabilities	21	429,713		344,843
Trade payables		2,232,654		1,187,600
Derivative financial instruments	22	8,220		505
Lease liabilities	23	52,174		49,015
Borrowings	24	940,453	3,800,602	499,164	2,216,830

Total Liabilities			7,367,245		3,723,155

Total Equity and Liabilities			24,179,104		17,491,548
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,394

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in kind and in cash to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)				—				—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(6) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (4)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (6)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the year							3,825,068	3,825,068	542,123	4,367,191
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,564)		(37,564)	(2,917)	(40,481)
Remeasurement of post employment benefit obligations				30,447				30,447	4,027	34,474
Cash flow hedges and others, net of tax				100				100	95	195
Others				134				134	421	555

Total comprehensive income (loss) for the year	—	—	—	30,681	—	(37,564)	3,825,068	3,818,185	543,749	4,361,934

Dividends paid in cash (4)							(569,292)	(569,292)	—	(569,292)
Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of December 31, 2021	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2021, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 3 and on November 2, 2021, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2023	2022	2021

Cash flows from operating activities
Profit for the year		986,374	2,092,772	4,367,191
Adjustments for:
Depreciation and amortization	12 & 13	657,692	616,492	591,790
Impairment charge	4 (f), 9 & 12	42,316	99,000	—
Income tax accruals less payments	27 (b)	(160,940)	(1,195,561)	578,285
Equity in earnings of non-consolidated companies	14	(105,305)	(37,114)	(400,732)
Interest accruals less payments/receipts, net	27 (b)	(45,139)	(24,795)	5,901
Changes in provisions	19	(64,447)	(1,069)	11,761
Changes in working capital (1)	27 (b)	321,081	1,152,498	(2,617,789)
Net foreign exchange results and others		(236,499)	50,720	140,908
Non-cash effects related to the increase of the participation in Usiminas	3	1,105,991	—	—

Net cash provided by operating activities		2,501,124	2,752,943	2,677,315

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(1,460,677)	(580,553)	(523,610)
Increase in other investments	18	(717,534)	(770,638)	(579,010)
Proceeds from the sale of property, plant and equipment		2,477	1,912	1,752
Dividends received from non-consolidated companies		43,075	28,884	56,275
Acquisition of business
Purchase consideration	3	(118,686)	—	—
Cash acquired	3	781,072	—	—
Acquisition of non-controlling interest		—	(4,216)	(757)

Net cash used in investing activities		(1,470,273)	(1,324,611)	(1,045,350)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(569,292)	(530,031)	(569,292)
Lease payments		(58,900)	(49,410)	(45,604)
Proceeds from borrowings		354,946	285,908	246,046
Repayments of borrowings		(493,111)	(722,644)	(485,526)

Net cash used in financing activities		(766,357)	(1,016,177)	(854,376)

Increase in cash and cash equivalents		264,494	412,155	777,589

Movement in cash and cash equivalents
At January 1,		1,653,355	1,276,605	537,882
Effect of exchange rate changes		(71,836)	(35,405)	(38,866)
Increase in cash and cash equivalents		264,494	412,155	777,589

Cash and cash equivalents at December 31, (3)		1,846,013	1,653,355	1,276,605

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(233,538)	(112,293)	—
Acquisition of PP&E under lease contract agreements		16,061	13,961	13,758
Adjustments related to post-retirement benefits and contingencies		171,987	—	—
(1) The working capital is impacted by non-cash movement of $ 129.3 million as of December 31, 2023 ($ 24.9 million and $ (12.5) million as of December 31, 2022 and 2021, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.
(2) It includes capital expenditures of $ 1,201,639 and advances to suppliers for property, plant and equipment of $ 259,048.
(3) It includes restricted cash of $ 3,129, $ 30 and $ 58 as of December 31, 2023, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,186,420, $ 1,975,490 and $ 1,357,484 as of December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2023 and 2022, this special tax reserve amounted to $ 4.7 billion and $ 5.2 billion, respectively . The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2024), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2023 and 2022, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2024. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.49%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.49%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.22%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.22%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.22%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.22%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.22%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.22%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.61%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.47%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy projects.	62.57%	62.57%	—
Usinas Siderúrgicas de Minas Gerais S.A. (16)	Brazil	Manufacturing and selling of steel products	23.30%	—	—
Mineração Usiminas S.A. (17)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	—	—
Soluções Em Aço Usiminas S.A. (18)	Brazil	Manufacturing and selling of steel products	16.05%	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2023	2022	2021
Usiminas Mecânica S.A. (19)	Brazil	Engineering and other services	23.30%	—	—
Rios Unidos logistica e transporte de açõ Ltda. (19)	Brazil	Logistics and distribution of steel-derived products	23.30%	—	—
Usiminas Internatioonal S.À R.L. (20)	Luxembourg	Holding	23.30%	—	—
Usiminas Participações E Logística S.A. (21)	Brazil	Logistics and distribution of steel-derived products	17.48%	—	—
Metalcentro Ltda. (22)	Brazil	Other services	23.30%	—	—
Ternium Participaçoes S.A.em liquidaçao (23)	Brazil	Holding	—	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S.(24)	Colombia	Manufacturing and selling of steel products	—	—	100.00%
Impeco S.A. (25)	Argentina	Manufacturing of pipe products	—	—	62.49%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights was 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held: 100.00%.
(16) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42,57%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29,80%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29,32%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42,53%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42,57%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 31,97%.
(22) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42,53%.
(23) This company was dissolved as of January 2, 2023.
(24) This company was merged into Ternium Colombia S.A.S. as of November 30, 2022.
(25) This company was dissolved as of February 16, 2022.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.
For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.
Under Usiminas’ annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $ 5,534 million (2022: $ 6,287 million), net profit from continuing operations to $ 328 million (2022: $ 405 million), total assets to $ 8,296 million (2022: $ 7,666 million), total liabilities to $ 2,812 million (2022: $ 2,705 million) and shareholders’ equity to $ 5,484 million (2022: $ 4,962 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million.

Since the acquisition date and to December 31, 2023, revenues and net income from Usiminas amounted to $ 2,737 and $ 129 million, respectively. Had the acquisition occurred on January 1, 2023, pro-forma revenue and net income for the year ended December 31, 2023, would have been $ 5,517 million and $ 237 million, respectively. These amounts are unaudited and have been calculated considering the valuation of cost of sales under the FIFO method, the adjustments for changes in the accounting policies and the adjustments related to the fair value of assets and liabilities calculated for the purchase price allocation and its impact in results.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL 10 per share.
–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 249.3 million as of December 31, 2023), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labour matters and based on the advice and assessment of internal and external legal advisors.

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	55,643
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Awaiting final outcome of the Appeal to the Superior Court of Justice (STJ).	29,772	30,440
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	13,722
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	9,809
Other contingencies		86,613	99,880

Provisions for contingencies recognized by Usiminas before business combination		199,677	209,494

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

3.    ACQUISITION OF BUSINESS– INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2023 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	94,359
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	51,311
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	38,464
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	28,658
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	12,330
Other tax contingencies		206,335	199,692

Provisions for tax contingencies recognized as part of the business combination		432,488	424,814

Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	21,016
Other civil and other contingencies (1)		88,905	59,374
Provisions for civil and other contingencies recognized as part of the business combination		174,333	80,390

Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	24,814
Other labour contingencies (1)		22,532	20,499
Provisions for labour contingencies recognized as part of the business combination		49,655	45,313
(1) Composed of individually non-significative contingencies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.     ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense, and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-50 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2023, 2022 and 2021.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land	1-31 years
Buildings and facilities	1-26 years
Machinery	1-14 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
- Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
- Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2023, 2022 and 2021, is approximately 13%, 12% and 7% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $42.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2023 and 2022, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2023, 2022 and 2021 totaled $ 19.0 million, $ 16.3 million and $ 9.8 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. was entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils has been amortized using the units of slabs sold method. As of December 31, 2021, the asset related to this slab commitment agreement was fully amortized.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.18%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

Considering the macroeconomic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of December 31, 2023, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 17.3%.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2023, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 12.10% (as of December 31, 2022, 11.28%).

As of December 31, 2022, the Company recognized an impairment charge of $ 99.0 million over the property, plant and equipment in the Brazil CGU. As of December 31, 2023, Management assessed the business situation as of such date and concluded that the recovery of impairment indicators was not significantly enough, and that there were no significant positive events to proceed with a reversal of previously recognized impairment charges.

During the years 2023, 2022 and 2021, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.

As of September 30, 2022, the Company recognized an impairment charge of $ 120.4 million over the investment in Usiminas. On July 3, 2023, the Company acquired an additional participation in Usiminas and started the full consolidation of assets and liabilities of Usiminas (see note 3). As of December 31, 2023, no impairment triggers were detected and, consequently, no impairment test was prepared.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2023 and 2022 totals $ 6.7 million and $ 1.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings
Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
–Non-cancelable period of lease contracts;
–Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
–Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
–Increasing the carrying amount to reflect interest on the lease liability;
–Reducing the carrying amount to reflect lease payments made; and
–Re-measuring the carrying amount to reflect any reassessment or lease modifications.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income. For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

Brazil

Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2023 and 2022, the outstanding liability corresponding to the Program amounts to $ 90.1 million and $ 79.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2023 and 2022, is $ 94.5 million and $ 88.6 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2023, 2022 and 2021, the capitalized borrowing costs were nil, $ 0.4 million and $ 6.3 million, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $15,9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2023 was 12.10% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 839.9 million and $ 81.4 million as of December 31, 2023 and 2022, respectively.

(4)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

(6) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7) Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets predicting historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

4.    ACCOUNTING POLICIES (continued)

(cc) Climate Change

Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its Direct Reduction Iron (“DRI”) facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies. The Company anticipates a change in its emission intensity rate starting in 2025 once the projects are operational.

In addition, Ternium is also exploring business opportunities such as selling the captured CO2 from its facilities in Mexico, marketing by-products of the process, and utilizing steel in solutions that promote energy efficiency and lower emissions in the supply chain. These sales currently represent a relatively small proportion of overall sales but are expected to increase in the coming years.

The Company intends to continue analyzing and developing measures to decarbonize its operations over the longer term with the ambition of achieving carbon neutrality. This endeavor will require significant long-term investments, conditioned by technology innovation, cooperation within the value chain, government regulations, and capital availability for decarbonization projects. Factors like access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulation that guarantee fair trade and carbon capture storage, access to sustainable finance for low emissions steel-making technologies, and changes in consumer behavior will be key in the development of solutions and the outcomes in the next decades.

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2023, as well as on the company’s already approved or in process investment plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

5.    SEGMENT INFORMATION
As of December 31, 2023, the Company is organized in three operating segments: Steel, Mining and Usiminas. The CODM is still reviewing the new business structure to allocate resources and to assess the performance in future periods.
The Steel segment includes the sales of steel products done by the Company’s subsidiaries, other than Usiminas, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, other than Usiminas, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

The Usiminas segment included in the Company as from July 2023, following the increase of the participation, includes the sales of steel and mining products done by Usiminas. Usiminas’ activities include iron ore extraction, steel transformation, production of capital goods and logistics. Usiminas manufactures and sells various products and raw materials, such as flat steel, iron ore, stamped steel parts for the automotive industry and products for the civil construction and capital goods industry

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other non-significant differences.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2023
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,404,189	(58,037)	64,423	(6,401)	2,404,174
Reconciliation:
Differences in Cost of sales					(206,160)

Operating income - Under IFRS					2,198,014

Financial income (expense), net					123,454
Equity in earnings (losses) of non-consolidated companies					105,305
Effect related to the increase of the participation in Usiminas					(171,045)
Recycling of other comprehensive income related to Usiminas					(934,946)

Income before income tax expense - IFRS					1,320,782

Net sales from external customers	14,909,209	96	2,700,787	—	17,610,092
Net sales from transactions with other operating segments of the same entity	285,025	500,401	31,620	(817,046)	—
Depreciation and amortization	(520,328)	(107,546)	(29,819)	—	(657,693)

	Year ended December 31, 2022
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	—	10,500	2,571,165
Reconciliation:
Differences in Cost of sales					128,354

Operating income - Under IFRS					2,699,519

Financial income (expense), net					(70,133)
Equity in earnings (losses) of non-consolidated companies					37,114

Income before income tax expense - IFRS					2,666,500

Net sales from external customers	16,414,334	132	—	—	16,414,466
Net sales from transactions with other operating segments of the same entity	—	410,636	—	(410,636)	—
Depreciation and amortization	(523,818)	(92,674)	—	—	(616,492)

	Year ended December 31, 2021
	Steel	Mining	Usiminas	Inter-segment eliminations	Total

Operating income - Management view	4,210,135	204,070	—	1,586	4,415,791
Reconciliation:
Differences in Cost of sales					855,345

Operating income - Under IFRS					5,271,136

Financial income (expense), net					92,462
Equity in earnings (losses) of non-consolidated companies					400,732

Income before income tax expense - IFRS					5,764,330

Net sales from external customers	16,043,033	47,711	—	—	16,090,744
Net sales from transactions with other operating segments of the same entity	—	478,559	—	(478,559)	—
Depreciation and amortization	(528,144)	(63,646)	—	—	(591,790)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company has no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2023 and 2022. In 2021 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (2)	4,965,628	878,642	2,474,178	315,287	8,633,735

	Year ended December 31, 2022
	Mexico	Southern region	Brazil (1)	Other markets	Total

Net sales	8,949,104	3,853,390	743,713	2,868,259	16,414,466

Non-current assets (2)	4,769,161	859,351	1,265,013	312,771	7,206,296

	Year ended December 31, 2021
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,990,868	3,377,596	1,122,518	2,599,762	16,090,744

Non-current assets (2)	4,789,273	861,149	1,373,377	310,035	7,333,834
(1)The non-current assets value includes the impact of the impairment charge of $ 99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2023	2022	2021

Slabs	177,240	640,231	1,304,437
Hot rolled (1)	7,913,232	6,991,466	6,356,576
Cold rolled	2,379,499	1,951,702	1,990,143
Coated (2)	5,708,328	5,704,765	5,303,394
Roll-formed and tubular (3)	789,255	660,830	659,609
Billets, round bars and others	45,351	142,511	167,138
Other products (4)	597,187	322,961	309,447

TOTAL SALES	17,610,092	16,414,466	16,090,744
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

6.    COST OF SALES

	Year ended December 31,
	2023	2022	2021

Inventories at the beginning of the year	3,470,214	3,908,305	2,001,781
Acquisition of business (Note 3)	1,707,311	—	—
Translation differences	(22,514)	—	—

Plus: Charges for the year
Raw materials and consumables used and other movements	11,193,050	9,773,523	9,835,504
Services and fees	250,333	183,003	151,251
Labor cost	940,411	862,593	689,614
Depreciation of property, plant and equipment	556,630	532,160	514,746
Amortization of intangible assets	47,374	43,947	23,519
Maintenance expenses	825,809	612,928	582,633
Office expenses	14,873	10,295	7,741
Insurance	24,867	15,184	12,309
Change of obsolescence allowance	4,707	20,804	3,965
Valuation allowance	(15,333)	15,333	—
Recovery from sales of scrap and by-products	(37,186)	(42,000)	(37,597)
Others	38,567	21,421	17,909

Less: Inventories at the end of the year	(4,948,376)	(3,470,214)	(3,908,305)

Cost of Sales	14,050,737	12,487,282	9,895,070

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2023	2022	2021

Services and fees (1)	91,853	73,401	60,216
Labor cost	355,967	299,139	250,697
Depreciation of property, plant and equipment	16,562	13,990	14,153
Amortization of intangible assets	37,126	26,395	39,372
Maintenance and expenses	10,340	8,311	6,977
Taxes	164,935	170,216	160,254
Office expenses	72,426	41,921	34,968
Freight and transportation	681,416	499,127	365,455
Increase (decrease) of allowance for doubtful accounts	12,528	114	350
Others	28,525	11,032	17,682

Selling, general and administrative expenses	1,471,678	1,143,646	950,124

(1) For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 5,340, including $ 4,783 for audit services, $ 268 for audit-related services, $ 8 for tax services, and $ 281 for all other services.
For the year ended December 31, 2022, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,991, including $ 3,681 for audit services, $ 272 for audit-related services and $ 38 for all other services.
For the year ended December 31, 2021, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,241, including $ 3,157 for audit services, $ 78 for audit-related services and $ 6 for all other services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2023	2022	2021

Wages, salaries and social security costs	1,216,566	1,093,105	878,347
Termination benefits	23,189	22,246	18,677
Post-employment benefits (Note 21 (i))	56,623	46,381	43,287

Labor costs	1,296,378	1,161,732	940,311
As of December 31, 2023, 2022 and 2021, the number of employees was 34,458, 20,510 and 20,142, respectively.

9.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Results of sundry assets	8,165	8,177	8,558
Gain from the agreement related to the post-retirement benefits from Usiminas	108,696	—	—
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	59,649	1,069	—
Other operating income (1)	—	5,735	40,587

Other operating income	176,510	14,981	49,145

Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	—	—	(11,761)
Impairment charge (2)	(42,316)	(99,000)	—
Reversal of the asset in connection with the slab commitment agreement (Note 4 (e) (6))	—	—	(11,798)
Other operating expense (1)	(23,857)	—	—

Other operating expense	(66,173)	(99,000)	(23,559)

Other operating income (expenses), net	110,337	(84,019)	25,586
(1) For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000. For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $27,200.
(2) For the year ended December 31, 2023, see note 4 (e)(2). For the year ended December 31, 2022, see note 4(f).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Interest expense	(125,376)	(46,737)	(26,997)

Finance expense	(125,376)	(46,737)	(26,997)

Interest income	255,009	75,145	62,912

Finance income	255,009	75,145	62,912

Net foreign exchange gain (loss)	98,037	(163,740)	(36,761)
Change in fair value of financial assets	1,899	78,309	75,801
Derivative contract results	(60,183)	(2,132)	1,485
Others	(45,932)	(10,978)	16,022

Other financial income (expenses), net	(6,179)	(98,541)	56,547

11.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2023	2022	2021

Current tax
Current tax	(578,902)	(671,016)	(1,650,281)
Recovery of income tax	13,429	—	—

Deferred tax (Note 19)
Deferred tax	102,431	80,692	185,655
Effect of changes in tax law (1)	—	—	(9,117)
Recognition of previously unrecognized deferred tax assets (2)	128,634	—	—
Recovery of income tax	—	16,596	76,604

Income tax expense	(334,408)	(573,728)	(1,397,139)
(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
(2) It includes the recovery of unrecognized tax losses and temporary differences in Ternium Brasil Ltda.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)
Income tax expense for the years ended December 31, 2023, 2022 and 2021 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2023	2022	2021

Income before income tax	1,320,782	2,666,500	5,764,330
Income tax expense at statutory tax rate	(643,686)	(785,888)	(1,633,556)
Non taxable income	39,755	—	37,815
Non deductible expenses	—	(45,862)	—
Effect of currency translation on tax base (1)	180,582	241,426	131,115
Recognition of previously unrecognized deferred tax assets	128,634	—	—
Provision for tax losses	(53,122)	—	—
Recovery of income tax	13,429	16,596	76,604
Effect of changes in tax law	—	—	(9,117)
Income tax expense	(334,408)	(573,728)	(1,397,139)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.
On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after 31 December 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
11.    INCOME TAX EXPENSE (continued)

In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.
The Company is in the process of assessing its exposure to the Pillar Two legislation and testing its situation under the OECD transitional safe harbor rules and expects no major impacts in relation to top-up tax due to the application of one or more of the transitional safe harbor rules.
Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted legislation is not yet reasonably estimable.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2023
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of January 1, 2023	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Opening net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Acquisition of business (note 3)	93,842	170,609	407,931	10,880	173,100	27,986	20,432	904,780
Translation differences	(41)	358	1,810	53	(790)	(183)	(869)	338
Additions	70,415	5,333	24,861	2,903	921,175	37,437	16,061	1,078,185
Disposals / Consumptions	(2,314)	(409)	(388)	(952)	(1,861)	(35,792)	(104)	(41,820)
Indexation	—	—	—	—	—	—	10,626	10,626
Transfers	4,179	139,552	343,301	27,825	(517,722)	(252)	—	(3,117)
Depreciation charge	—	(148,406)	(346,531)	(21,674)	—	(411)	(56,170)	(573,192)

Closing net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Values at the end of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)
Net book value as of December 31, 2023	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

	Year ended December 31, 2022
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value as of January 1, 2022	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Opening net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578
Translation differences	139	325	123	23	9	—	—	619
Additions	5,342	2,423	913	2,337	433,269	28,983	13,961	487,228
Capitalized borrowing costs	—	—	—	—	403	—	—	403
Disposals / Consumptions	(953)	(1,133)	(1,056)	(842)	(1,162)	(22,210)	(1,039)	(28,395)
Indexation	—	—	—	—	—	—	17,945	17,945
Transfers	8,699	144,914	273,885	18,660	(448,499)	—	—	(2,341)
Depreciation charge	—	(147,863)	(328,574)	(19,414)	—	(1,073)	(49,226)	(546,150)

Closing net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

Values at the end of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)

Net book value as of December 31, 2022	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)
(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of January 1, 2023	1,335	147,621	61,126	62	210,144

Opening net book value	1,335	147,621	61,126	62	210,144
Translation differences	—	(790)	(79)	—	(869)
Acquisition of business (note 3)	—	3,894	16,433	105	20,432
Additions	—	3,716	12,304	41	16,061
Disposal/Derecognition	—	(85)	(19)	—	(104)
Indexation	(962)	9,784	1,704	100	10,626
Depreciation charge	(26)	(35,178)	(20,854)	(112)	(56,170)

Closing net book value	347	128,962	70,615	196	200,120

Values at the end of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of December 31, 2023	347	128,962	70,615	196	200,120

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value as of January 1, 2022	—	158,197	70,176	130	228,503

Opening net book value	—	158,197	70,176	130	228,503
Additions	1,339	6,445	6,163	14	13,961
Disposal/Derecognition	—	—	(1,039)	—	(1,039)
Indexation	—	14,585	3,360	—	17,945
Depreciation charge	(4)	(31,606)	(17,534)	(82)	(49,226)

Closing net book value	1,335	147,621	61,126	62	210,144

Values at the end of the year
Cost	1,339	266,330	127,765	187	395,621
Accumulated depreciation	(4)	(118,709)	(66,639)	(125)	(185,477)

Net book value as of December 31, 2022	1,335	147,621	61,126	62	210,144
The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 19.1 million for the year ended December 31, 2023 ($ 14.5 million and $ 20.0 million for the year ended December 31, 2022 and 2021, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 2.8 million for the year ended December 31, 2023 ($ 1.9 million and $ 2.0 million for the year ended December 31, 2022 and 2021, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2023
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of January 1, 2023	112,174	131,669	29,360	8,899	—	662,307	944,409

Opening net book value	112,174	131,669	29,360	8,899	—	662,307	944,409
Translation differences	(227)	—	—	—	—	—	(227)
Acquisition of business (note 3)	34,451	—	—	—	—	—	34,451
Additions	67,754	32,407	40,333	726	—	—	141,220
Disposals / Consumptions	(113)	(0)	—	(19)	—	—	(132)
Impairment charge (note 4 (e)(2))	—	(42,316)	—	—	—	—	(42,316)
Transfers	3,181	55,016	(55,054)	—	—	—	3,143
Depreciation charge	(35,722)	(48,434)	—	(344)	—	—	(84,500)

Closing net book value	181,498	128,342	14,639	9,262	—	662,307	996,048

Values at the end of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated depreciation	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of December 31, 2023	181,498	128,342	14,639	9,262	—	662,307	996,048

	Year ended December 31, 2022
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value as of January 1, 2022	79,792	141,503	11,231	7,423	—	662,307	902,256

Opening net book value	79,792	141,503	11,231	7,423	—	662,307	902,256
Additions	57,689	—	50,627	1,831	—	—	110,147
Transfers	2,348	32,498	(32,498)	—	—	—	2,348
Depreciation charge	(27,655)	(42,332)	—	(355)	—	—	(70,342)

Closing net book value	112,174	131,669	29,360	8,899	—	662,307	944,409

Values at the end of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value as of December 31, 2022	112,174	131,669	29,360	8,899	—	662,307	944,409
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb)(1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2023	2022

At the beginning of the year	821,571	751,475

Acquisition of business (note 3)	400,037	—
Derecognition related to the increase of the participation in Usiminas	(771,995)	—
Equity in earnings of non-consolidated companies	105,305	37,114
Other comprehensive income and other effects	(2,812)	48,475
Dividends from non-consolidated companies (1)	(34,841)	(15,493)

At the end of the year	517,265	821,571
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.
The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	—	34.39%	—	725,705
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	116,849	90,559
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	—	124,064	—
MRS Logística S.A	Brazil	Logistical services	11.41%	—	235,268	—
Other non-consolidated companies (1)					41,084	5,307

					517,265	821,571
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.
(a) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts as of and for the year ended December 31, 2023, that revenues amounted to $ 444 million ($ 580 million as of December 31, 2022), net profit from continuing operations to $ 55 million ($ 55 million as of December 31, 2022), non-current assets to $ 766 million ($ 766 million as of December 31, 2022), current assets to $ 175 million ($ 131 million as of December 31, 2022), non-current liabilities to $ 466 million ($ 527 million as of December 31, 2022), current liabilities to $ 232 million ($ 181 million as of December 31, 2022) and shareholders’ equity to $ 243 million ($ 189 million as of December 31, 2022).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 136.3 million as of December 31, 2023, and which are due in June 2026.

On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4,30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2023, the outstanding syndicated loan amount was of $ 267 million and Ternium Investments’ participation was of $ 55 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.

Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets amounted to $ 163 million, current assets to $ 40 million, non-current liabilities to $ 48 million, current liabilities to $ 11 million and shareholders’ equity to $ 143 million. Revenues amounted to $ 37 million and net profit from continuing operations to $ 17 million for the six-month period ended December 31, 2023.

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.41% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of December 31, 2023, that non-current assets to $ 2,779 million, current assets to $ 954 million, non-current liabilities to $ 1,709 million, current liabilities to $ 704 million and shareholders’ equity to $ 1,320 million. Revenues amounted to $ 727 million and net profit from continuing operations to $ 148 million for the six-month period ended December 31, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Receivables with related parties (Notes 26 and 14 (a))	135,124	127,008
Employee advances and loans	28,812	21,729
Advances to suppliers for the purchase of property, plant and equipment (1)	181,962	44,067
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26) (1)	123,599	2,444
Other tax credits (2)	356,687	117,111
Judicial deposits and other receivables (2)	178,602	—
Others	68,459	6,331

Receivables, net – Non-current	1,073,245	318,690

	As of December 31,
	2023	2022

Value added tax (2)	508,318	133,860
Income tax credits	486,470	400,949
Other tax credits	41,909	37,461
Employee advances and loans	12,592	6,782
Advances to suppliers	39,288	22,257
Advances to suppliers with related parties (Note 26)	3,166	6,089
Expenses paid in advance	28,207	17,850
Government tax refunds on exports	4,120	1,677
Receivables with related parties (Note 26)	11,387	17,154
Others	37,407	18,683

Receivables, net – Current	1,172,864	662,762
(1) The increase in the year 2023 is related to the ongoing investment plan in the Pesquería plant in Mexico.
(2) The increase in the year 2023 is related to the increase of participation in Usiminas.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
16.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

Trade receivables	6,430	—
Allowance for doubtful accounts (Note 19)	(6,430)	—

Trade receivables, net – Non-current	—	—

Current accounts	2,092,361	1,110,481
Trade receivables with related parties (Note 26)	26,183	80,078
Allowance for doubtful accounts (Note 19)	(53,045)	(9,870)

Trade receivables, net - Current	2,065,499	1,180,689

	Trade receivables, net as of December 31, 2023
	Total	Fully performing	Past due

Guaranteed	697,001	664,698	32,303
Not guaranteed	1,427,973	1,246,206	181,767

Trade receivables	2,124,974	1,910,904	214,070

Allowance for doubtful accounts (Note 19)	(59,475)	—	(59,475)

Trade receivables, net	2,065,499	1,910,904	154,595

	Trade receivables, net as of December 31, 2022
	Total	Fully performing	Past due

Guaranteed	527,700	498,962	28,738
Not guaranteed	662,859	590,093	72,766

Trade receivables	1,190,559	1,089,055	101,504

Allowance for doubtful accounts (Note 19)	(9,870)	—	(9,870)

Trade receivables, net	1,180,689	1,089,055	91,634

17.    INVENTORIES, NET

	As of December 31,
	2023	2022

Raw materials, materials and spare parts	1,409,316	963,732
Goods in process	2,312,068	1,681,239
Finished goods	947,768	553,965
Goods in transit	479,248	365,675
Obsolescence allowance (Note 19)	(200,024)	(79,063)
Valuation allowance	—	(15,333)

Inventories, net	4,948,376	3,470,215

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2023	2022

Investments in debt instruments and other	210,774	100,464
Other investments	156	252

Other investments, net – Non-current	210,930	100,716

	As of December 31,
	2023	2022

(i) Other investments
Other deposits with maturity of more than three months	1,975,646	1,875,026

Other investments - Current	1,975,646	1,875,026
(ii) Cash and cash equivalents
Cash and banks	492,684	371,797
Restricted cash	3,129	30
Short-term bank deposits	478,778	772,953
Other deposits with maturity of less than three months	871,422	508,575

Cash and cash equivalents	1,846,013	1,653,355

19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	—	81,422	38,104
Translation differences	75	(4,108)	7,558
Acquisition of business (note 3)	6,663	856,153	58,127
Additions	—	37,112	828
Reversals	(308)	(96,761)	(162)
Uses	—	(33,897)	—

As of December 31, 2023	6,430	839,921	104,455

Year ended December 31, 2022

Values at the beginning of the year	—	83,299	32,098
Translation differences	—	2,999	2,735
Additions	—	5,889	3,271
Reversals	—	(6,959)	—
Uses	—	(3,806)	—

As of December 31, 2022	—	81,422	38,104

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

19.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2023

Values at the beginning of the year	9,870	79,063	3,304
Translation differences	(771)	(1,521)	(217)
Acquisition of business (note 3)	37,963	77,895	1,428
Additions	15,639	35,215	6,946
Reversals	(2,803)	(30,508)	—
Uses	(6,853)	39,880	(4,129)

As of December 31, 2023	53,045	200,024	7,332

Year ended December 31, 2022

Values at the beginning of the year	9,472	61,476	3,610
Translation differences	544	—	(465)
Additions	1,786	36,666	3,558
Reversals	(1,672)	(15,862)	—
Uses	(260)	(3,217)	(3,399)

As of December 31, 2022	9,870	79,063	3,304

20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2023	2022

At the beginning of the year	37,495	(25,471)

Acquisition of business (note 3)	1,327,232	—
Translation differences	(4,373)	330
Recognition of previously unrecognized tax losses	128,634	—
Charges directly to other comprehensive income	(48,854)	(18,056)
Deferred tax credit (note 11)	102,431	80,692

At the end of the year	1,542,565	37,495

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2023

Property, plant and equipment	(200,556)	(2,360)	412,320	—	—	114,134	323,538
Inventories	(69,594)	(903)	116,290	—	—	(27,962)	17,831
Intangible assets	(22,923)	(683)	143,033	—	—	14,901	134,328
Provisions	98,999	(698)	255,529	—	—	267	354,097
Trade receivables	15,515	—	28,510	—	—	(1,351)	42,674
Tax losses (1)	17,400	4,901	304,237	—	—	56,433	382,971
Other (2)	198,654	(4,630)	67,313	(48,854)	128,634	(53,991)	287,126

At the end of the year	37,495	(4,373)	1,327,232	(48,854)	128,634	102,431	1,542,565
(1) As of December 31, 2023, the recognized deferred tax assets on tax losses amount to $ 383.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, there are net unrecognized deferred tax assets of $ 14.2 million, connected to Usinas Siderúrgicas de Minas Gerais S.A., and unrecognized tax losses amounting to $ 357.4 million from Usinas Siderúrgicas de Minas Gerais S.A. and $ 889.4 million from Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2022 amounted to $ 2.1 billion and the estimated tax loss for the fiscal year 2023 amounted to $ 30.1 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2022 amounted to $ 2.6 billion and the estimated tax result for fiscal year 2023 amounted to $ 0.9 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Acquisition of business	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2022

Property, plant and equipment	(353,420)	—	—	—	—	152,864	(200,556)
Inventories	49,437	—	—	—	—	(119,031)	(69,594)
Intangible assets	(26,323)	—	—	—	—	3,400	(22,923)
Provisions	82,139	—	—	—	—	16,860	98,999
Trade receivables	35,144	—	—	—	—	(19,629)	15,515
Tax losses (1)	3,578	—	—	—	—	13,822	17,400
Other (2)	183,975	332	—	(18,059)	—	32,406	198,654

At the end of the year	(25,470)	332	—	(18,059)	—	80,692	37,495
(3) As of December 31, 2022, the recognized deferred tax assets on tax losses amount to $ 17,4 million and there are net unrecognized deferred tax assets of $ 202.0 million and unrecognized tax losses amounting to $ 879.0 million. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2023	2022

(i) Other liabilities - Non current
Post-employment benefits	673,453	405,018
Other employee benefits	93,194	84,028
Asset retirement obligation (note 19) (1)	104,455	38,104
Put option liability (note 3 (e))	249,264	—
Other	28,632	11,064

Other liabilities – Non-current	1,148,998	538,214
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

Present value of obligations	1,975,462	405,018
Fair value of plan assets	(1,525,330)	—
Asset ceiling	223,321	—
Net liability (asset) in the statement of financial position	673,453	405,018
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Current service cost	14,876	13,721
Interest cost (income), net	30,686	32,660
Interest on Asset ceiling/ Onerous liability	20,973	—
Reversal of prior service cost - Saúde Usiminas healthcare plan	(108,696)	—

Total included in income statement	(42,161)	46,381
The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2023	2022

Remeasurements
Effect of changes in demographic assumptions	(31,024)	3,990
Effect of changes in financial assumptions	26,509	(36,927)
Effect of experience adjustments	66,817	8,370
Change in asset ceiling	32,707	—
Expected return on assets	(42,882)	—

Total included in other comprehensive income	52,127	(24,567)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2023	2022

At the beginning of the year	405,018	390,942
Acquisition of business (note 3)	1,529,949	—
Transfers, new participants and funding of the plan	30,116	(508)
Total expense	79,396	46,381
Remeasurements	62,302	(24,567)
Translation differences	40,168	21,088
Contributions paid	(171,487)	(28,318)
At the end of the year	1,975,462	405,018
Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

At the beginning of the year	—	—
Acquisition of business (Note 3) (1)	1,462,147	—
Expected return on assets	42,882	—
Interest income	142,529	—
Translation differences	(5,933)	—
Funding of the plan	14,848	—
Contributions paid	(131,143)	—
At the end of the year	1,525,330	—
(1) The asset ceiling at the acquisition date amounted to $ 169.7 million.
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2023	2022

Usiminas shares	64,819	—
Non-US government securities	1,054,671	—
Fixed income	99,602	—
Investments funds	241,481	—
Others	64,757	—
At the end of the year	1,525,330	—
As of December 31, 2023, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 2022).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

21.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2023	2022

Discount rate	9.00%	9.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2023	2022

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2023	2022

Discount rate	5.23% - 5.40%	—
Compensation growth rate	0.50% - 2.90%	—
Long-term increase in medical service costs	4.75%	—
Expected return on plan assets	9.28% - 9.46%	—
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.6%	9.1%
Compensation growth rate	1.00%	0.4%	-1.0%
Pension growth rate	1.00%	-1.0%	-0.5%
Life expectancy	1 year	1.4%	-1.4%
The estimated future payments for the next five years will be between $ 178.9 million and $ 197.3 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $ 275 million.

	As of December 31,
	2023	2022

(ii) Other liabilities - Current
Payroll and social security payable	174,188	150,378
VAT liabilities	68,178	113,842
Other tax liabilities	70,815	55,622
Termination benefits	100	761
Related Parties (Note 26)	3,588	515
Asset retirement obligation (Note 19)	7,332	3,303
Dividends payable	51,249	—
Others	54,263	20,422

Other liabilities – Current	429,713	344,843

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022

Contracts with positive fair value
Commodities contracts	247	—
Foreign exchange contracts	15,159	227

	15,406	227

Contracts with negative fair value
Interest rate swap contracts	—	(1)
Commodities contracts	(6,190)	(504)
Foreign exchange contracts	(2,030)	—

	(8,220)	(505)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2023, most of the Company’s long-term borrowings were at variable rates, except for the debentures issued by Usiminas.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $ 100 million, at an average rate of 1.92%. These agreements became effective during July 2014, were due in July 2022 and were accounted for as cash flow hedges. As of December 31, 2023 and 2022, there were no outstanding cash flow hedge reserve related to these agreements.
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Interest rate derivatives
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)

(Decrease) / Increase	1	(1)	—
Reclassification to income statement	59	(19)	40

As of December 31, 2022	—	—	—

(Decrease) / Increase	—	—	—
Reclassification to income statement	—	—	—

As of December 31, 2023	—	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2023, 2022 and 2021, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in its local currency. As of December 31, 2023, the notional amount on these agreements amounted to $ 81.2 million, out of which $ 37.6 million will be settling on January 2, 2024.

During 2023, 2022 and 2021, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The notional amount hedged as of December 31, 2023, was EUR 556.9 million. These agreements will be due up to September 2025 and have been accounted for as cash flow hedges. As of December 31, 2023, the aggregate notional amount on these agreements amounted to $ 605.3 million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2022	—	—	—

(Decrease) / Increase	22,721	(6,824)	15,897
Reclassification to income statement	—	—	—

As of December 31, 2023	22,721	(6,824)	15,897

Furthermore, during 2023 and 2022, Ternium Mexico has entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2023, there is no notional amount outstanding on these agreements.

During 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by trade receivables denominated in Guatemalan quetzals. As of December 31, 2023, the notional amount on these agreements amounted to $ 2.0 million.

During 2023, Ternium del Atlántico entered into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected future trade receivables denominated in Colombian pesos. As of December 31, 2023, the notional amount on these agreements amounted to $ 94.7 million, out of which $ 40.0 million will be settling on January 2, 2024.

During 2023, Ternium Procurement entered into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. As of December 31, 2023, the notional amount on these agreements amounted to $ 1.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2023 and 2022 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2023	2022

EUR/$	Forward - Buy EUR	556.9 million EUR	15,159	258
COP/$	ND Forward - Sell COP	697.9 billion COP	(2,024)	227
GTQ/$	ND Forward - Sell GTQ	15.7 million GTQ	(6)	—
MXN/$	ND Forward - Sell MXN		—	(258)

			13,129	227
COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

(c) Commodities contracts

During 2023 and 2022, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2023, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 8.4 million.

During 2023 and 2022, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2023, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $ 57.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2023
Values at the beginning of the year	49,015	190,134	239,149
Translation differences	(750)	4,799	4,049
Net proceeds	2,746	11,810	14,556
Indexation	5,755	5,384	11,139
Repayments	(58,900)	—	(58,900)
Interest accrued	16,200	—	16,200
Interest paid	(10,783)	—	(10,783)
Reclassifications	40,882	(40,882)	—

As of December 31, 2023	52,174	188,913	241,087

Year ended December 31, 2022
Values at the beginning of the year	44,371	215,250	259,621
Translation differences	(1,506)	(4,180)	(5,686)
Net proceeds	3,903	9,763	13,666
Indexation	3,107	14,988	18,095
Repayments	(49,404)	(6)	(49,410)
Interest accrued	14,468	—	14,468
Interest paid	(11,605)	—	(11,605)
Reclassifications	45,681	(45,681)	—

As of December 31, 2022	49,015	190,134	239,149

	As of December 31, 2023	As of December 31, 2022
Commitments in relation to finance leases are payable as follows:
Within one year	57,002	60,233
Later than one year but not later than five years	159,888	151,255
Later than five years	87,557	108,191
Minimum lease payments	304,447	319,679
Future finance charges	(63,360)	(80,530)
Total Financial lease liabilities	241,087	239,149

The present value of finance lease liabilities is as follows:
Within one year	52,174	49,015
Later than one year but not later than five years	140,330	117,654
Later than five years	48,583	72,480
Total minimum lease payments	241,087	239,149

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

24.    BORROWINGS

	As of December 31,
	2023	2022

(i) Non-current
Bank borrowings	9,353	534,352
Bonds	747,260	—
Debentures	454,136	—
Less: debt issue costs	(4,788)	(1,651)

	1,205,961	532,701

(ii) Current
Bank borrowings	915,989	500,091
Bonds	23,485	—
Debentures	4,220	—
Less: debt issue costs	(3,241)	(927)

	940,453	499,164

Total Financial Debt	2,146,414	1,031,865

The maturity of borrowings is as follows:

	Expected Maturity Date
	2024	2025	2026 and thereafter	At December 31, (1)
				2023	2022

Borrowings - Fixed Rate	315,696	—	—	315,696	295,033
Borrowings - Floating Rate	599,727	9,335	—	609,062	736,832
Bonds	21,111	—	743,699	764,810	—
Debentures	3,920	—	452,926	456,846	—

Total	940,454	9,335	1,196,625	2,146,414	1,031,865
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2023	2022

Bank borrowings	7.28%	6.21%
Bonds	5.88%	—
Debentures	12.52%	—
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2023 and 2022, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2023	2022

$	Floating	609,062	684,554
$	Fixed	1,021,909	197,259
BRL	Floating	456,846	—
BRL	Fixed	352	—
COP	Fixed	53,135	92,680
GTQ	Fixed	5,110	5,094
COP	Floating	—	38,934
MXN	Floating	—	13,339
ARS	Floating	—	5

		2,146,414	1,031,865
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

Ternium’s most significant current borrowings as of December 31, 2023, were those incurred under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2023	Maturity

August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024
July 2019	Usiminas	Bonds	750	750	July 2026
May 2022	Usiminas	Debentures - 8th emission	145	134	May 2029
December 2022	Usiminas	Debentures - 9th emission	310	287	December 2032

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2023, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement.. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (SCJ) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these consolidated financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN's motion, Ternium Investments and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of December 31, 2023, the potential aggregate indemnification payable by Ternium Investments and Ternium Argentina could reach up to BRL 3.1 billion (approximately $ 0.6 billion at the BRL/$ rate as of such date) and BRL 1.1 billion (approximately $ 0.2 billion), respectively.

The Company continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN's motion for clarification, the Company cannot predict the ultimate resolution on the matter.

(b) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 72.8 million and $ 35.6 million, respectively. Ternium Mexico appealed the SAT determinations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT reduced the 2008 and 2011 tax adjustments downwards to approximately $ 17.5 million and $ 35.8 million, respectively. The Company had a tax provision of $ 53.3 million already included in its consolidated financial statements as of September 30, 2023. The payment to the SAT was done on October 9, 2023, and the Company received formal documentation issued by the SAT with the closure of both audits.

(c) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter (nil and $ 4.5 million as of December 31, 2023 and 2022, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).

(d) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 37.5 million and $ 34.8 million as of December 31, 2023 and 2022, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 304.9 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 48.6 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 5.3 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 167.1 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 175.5 million. Also, Vientos de Olavarría, a subsidiary controlled by Ternium Argentina, subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 62.0 million payable until the year 2054.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 19.8 million. As of December 31, 2023, the outstanding amount under the natural gas trading agreement was $6.5 million, which is below the amount included in the guarantee letter issued by Ternium México. The contract with NEG was renewed in June 28, 2022, and the guarantee letter covering up to the above-mentioned amount was issued in January 2023.

(g) In June 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($ 400 million was disbursed during 2018 and $ 600 million by the end of June 2019). On January 12, 2023, Ternium Mexico made a pre-payment of the remaining balance, leaving the loan fully amortized.

(h) Ternium Mexico issued a guarantee letter covering up to approximately $ 59.9 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018 and terminates on June 30, 2041.

(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $ 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities, valid until April 2025. As of December 31, 2023, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(j) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

(k) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2023, the outstanding value of this commitment was approximately $ 179.0 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 85.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2023.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2023, the outstanding aggregated amount under the stand-by letters of credit was $ 49.6 million, as a result the amount guaranteed by Ternium was approximately $ 23.8 million.

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(p) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2023, the outstanding amount of the mentioned services was approximately $ 21.3 million and is due to terminate in November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 170.2 million as of December 31, 2023. The contract has minimum daily-required volumes.

(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2023, the outstanding amount of this commitment was $ 176.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate in December 2019. This agreement was automatically renewed for another two years, is due to terminate in December 2024 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $ 38.6 million (or 61.3 million m3) as of December 31, 2023. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate in May 2024 and the outstanding amount was $ 1.4 million as of December 31, 2023. The contract only has a penalty in case of anticipated termination.

(u) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. The start of the activities is scheduled to begin in May 2024. This agreement is due to terminate in May 2029 and the outstanding amount was $ 49.6 million as of December 31, 2023. The contract has minimum required volumes and a penalty for early termination.

(v) As of December 31, 2023, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 139.7 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

(w) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $ 336.9 million as of December 31, 2023.

(x) In June 2016, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $ 199.2 million as of December 31, 2023.

(y) In February 2021, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 55.1 million as of December 31, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(z) In November 2022, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 58.6 million as of December 31, 2023.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Canadian Solar S.A. for the supply to the Ipatinga steel plant facilities until December 2039. As of December 31, 2023, the total outstanding amounted to approximately $ 149.5 million.

(ab) In December 2023, Usiminas S.A. entered into an agreement with Comgas S.A. for the supply of natural gas to the Cubatão Steel Plant facilities until December 2024. The contracted capacity is 240 thousand cubic meters per day with a flexibility of plus or minus 5%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Comgas S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 53.8 million as of December 31, 2023.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until December 2024. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 197.9 million as of December 31, 2023.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

26.    RELATED PARTY TRANSACTIONS
As of December 31, 2023, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2023	2022	2021
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	163,591	720,137	950,792
Sales of goods to other related parties	174,869	224,698	195,636
Sales of services and others to non-consolidated parties	168	177	178
Sales of services and others to other related parties	3,932	4,213	1,496
	342,560	949,225	1,148,102
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	491,011	643,494	508,784
Purchases of goods from other related parties	81,404	70,951	65,964
Purchases of services and others from non-consolidated parties	23,574	13,735	10,279
Purchases of services and others from other related parties	103,334	78,899	98,065

	699,323	807,079	683,092
(c) Financial results
Income with non-consolidated parties	12,263	8,298	6,256
Expenses in connection with lease contracts from other related parties	(757)	(976)	(1,013)

	11,506	7,322	5,243
(d) Dividends received
Dividends from non-consolidated parties	34,841	15,493	82,122
	34,841	15,493	82,122
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,396	3,300	1,029
Income (expenses), net with other related parties	1,753	682	879

	3,149	3,982	1,908

	As of December 31,
	2023	2022

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	143,292	180,476
Receivables from other related parties	29,402	43,765
Advances from non-consolidated parties	2,843	4,851
Advances to suppliers with other related parties	123,921	3,683
Payables to non-consolidated parties	(149,562)	(91,172)
Payables to other related parties	(27,963)	(20,163)
Lease liabilities with other related parties	(1,379)	(2,287)

	120,554	119,153

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2023, the cash compensation of Officers and Directors amounted to $ 26,608 (2022: $ 22,899). In addition, Officers received 1,064,000 Units for a total amount of $ 6,591 (2022: $ 7,220) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2021	(60)	20	(40)	(3,918,344)

(Decrease) / Increase	1	(1)	—	42,708
Reclassification to income statement	59	(19)	40	—

As of December 31, 2022	—	—	—	(3,875,636)

(Decrease) / Increase	22,721	(6,824)	15,897	132,339
Reclassification to income statement	—	—	—	839,437

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(b) Statement of cash flows

	Year ended December 31,
	2023	2022	2021

(i) Changes in working capital (1)
Inventories	202,470	438,090	(1,906,524)
Receivables and others	6,342	10,888	(41,535)
Trade receivables	(104,280)	573,811	(885,200)
Other liabilities	(64,022)	46,403	106,223
Trade payables	280,571	83,306	109,247

	321,081	1,152,498	(2,617,789)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	334,408	573,728	1,397,139
Taxes paid	(495,348)	(1,769,289)	(818,854)

	(160,940)	(1,195,561)	578,285
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(113,433)	(13,940)	(20,948)
Interest received	202,000	31,880	62,912
Interest paid	(133,706)	(42,735)	(36,063)

	(45,139)	(24,795)	5,901
(1)Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)
Cash flows	61,015	467,014	625	528,654
Reclassifications	—	(124,140)	124,140	—
Acquisitions - finance leases	(13,666)	—	—	(13,666)
Foreign exchange adjustments	5,686	26,093	58	31,837
Other non cash movements	(32,563)	(45,558)	(1,059)	(79,180)
As of December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)
Cash flows	69,683	248,587	12,500	330,770
Reclassifications	—	(511,723)	511,723	—
Acquisitions - finance leases	(14,556)	—	—	(14,556)
Acquisition of business (note 3)	(25,677)	(26,558)	(1,197,841)	(1,250,076)
Foreign exchange adjustments	(4,049)	(30,199)	2,267	(31,981)
Other non cash movements	(27,339)	(121,396)	(1,909)	(150,644)
As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2023:

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

As of December 31, 2023, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

OECD Pillar Two Rules – Amendments to IAS 12

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024. In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company. In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2023, and have not been early adopted:

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include the carrying amount of the liability, information about the covenants, and facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

IFRS S1, ‘General requirements for disclosure of sustainability-related financial information

IFRS S1 was issued in June 2023. It sets out overall requirements with the objective to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to the primary users of general purpose financial reports in making decisions relating to providing resources to the entity and that could reasonably be expected to affect the entity’s cash flows, its access to finance or cost of capital over the short, medium or long term. It sets out general requirements for the content and presentation of those disclosures so that the information disclosed is useful to primary users in making decisions about providing resources to the entity.

Amendments to IAS 21 - Lack of Exchangeability.

On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Other standards and interpretations non-significant for the Company’s financial statements:
– Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies
– Amendments to IAS 8 – Definition of accounting estimates
– Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements
– IFRS 17 Insurance Contracts

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2023:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(469)
EU euro (EUR)	97	(0)
Argentine peso (ARS)	(135)	—
Mexican peso (MXN)	(313)	—
Brazilian real (BRL)	59	—
Colombian peso (COP)	(20)	—
Yenes (JPY)	115	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 1.3 million and a pre-tax gain of $ 0.2 million as of December 31, 2023 and 2022, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 3.1 million and $ 2.6 million as of December 31, 2023 and 2022, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and $ 0.9 million as of December 31, 2023 and 2022, respectively.

(d)Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 5.3 million and a pre-tax loss of $ 0.4 million as of December 31, 2023 and 2022, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax loss for the year would have been $ 0.6 million higher ($ 3.3 million higher as of December 31, 2022), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 2.7 billion, the currency translation adjustment included in total equity would have been $ 6.1 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2023.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 8.46% and 6.21% as of December 31, 2023 and 2022, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,065.9 million (49.7% of total borrowings) as of December 31, 2023, and $ 736.8 million (71.4% of total borrowings) as of December 31, 2022.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2023, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2023 would have been $ 18.3 million lower ($ 12.1 million lower as of December 31, 2022).

Effect of IBOR reform

Reform and replacement of various inter-bank offered rates (‘IBORs’) became a priority for regulators. Most IBOR rates stopped being published by December 31, 2022, while certain and most used U.S. dollar LIBOR rates stopped being published by June 30, 2023.

During 2023 Ternium finished the transition to the alternative interest rates benchmark (mostly SOFR based) for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted U.S. dollar floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

9.    FINANCIAL RISK MANAGEMENT (continued)
The Company prepared a sensitivity analysis considering this situation and concluded that no material impacts derived from this change. The Company also enhanced its systems and internal processes to ensure smooth transition from IBOR to alternative benchmark interest rates.

1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34.8% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2023, in comparison with approximately 59.9% as of December 31, 2022. The investments in financial assets are as follows:

	As of December 31, 2023	As of December 31, 2022

Cash and cash equivalents	1,846,013	1,653,355

Other Investments - Current and Non-Current	2,186,420	1,975,490
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	1,025,207	576,784
Deposit certificates and investment funds	844,428	204,802
Commercial papers	129,798	323,386
Other	50,981	48,596
Bonds and other fixed income	1,160,230	1,395,853
Non - U.S. government securities	928,419	651,633
U.S. government and corporate securities	231,811	744,220
Other notes	983	2,853

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
As of December 31, 2023, trade receivables total $ 2,065.5 million ($ 1,180.7 million as of December 31, 2022). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 1.4 million ($ 0.1 million as of December 31, 2022), credit insurance of $ 686.2 million ($ 520.6 million as of December 31, 2022) and other guarantees of $ 9.4 million ($ 7.0 million as of December 31, 2022).

As of December 31, 2023, trade receivables of $ 1,910.9 million ($ 1,089.1 million as of December 31, 2022) were fully performing.

As of December 31, 2023, trade receivables of $ 214.1 million ($ 101.5 million as of December 31, 2022) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was $ 59.5 million as of December 31, 2023 ($ 9.9 million as of December 31, 2022).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2023, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,691
EU euro (EUR)	160
Argentine peso (ARS)	34
Mexican peso (MXN)	679
Brazilian real (BRL)	1,667
Colombian peso (COP)	79
Other currencies	1

4,311

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2024	2025	2026	2027	Thereafter

Borrowings	940	9	744	94	359
Interests to be accrued (1)	189	164	134	96	153
Trade payables and other liabilities	2,253	46	18	17	65
Lease liabilities	52	47	33	31	78

Total	3,434	266	929	238	655
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2023, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 1,886.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.11 and 0.07 as of December 31, 2023 and 2022, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	472,384	—	—	472,384
Derivative financial instruments	—	15,406	—	15,406
Trade receivables	2,065,499	—	—	2,065,499
Other investments	883,513	142,677	1,160,230	2,186,420
Cash and cash equivalents	1,367,235	478,778	—	1,846,013
Total	4,788,631	636,861	1,160,230	6,585,722

As of December 31, 2023 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	487,792	487,792
Trade payables	—	2,159,647	2,159,647
Derivative financial instruments	8,220	—	8,220
Finance lease liabilities	—	241,087	241,087
Borrowings	—	2,146,414	2,146,414
Total	8,220	5,034,940	5,043,160

As of December 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	197,686	—	—	197,686
Derivative financial instruments	—	227	—	227
Trade receivables	1,180,689	—	—	1,180,689
Other investments	483,209	96,428	1,395,853	1,975,490
Cash and cash equivalents	880,402	772,953	—	1,653,355
Total	2,741,986	869,608	1,395,853	5,007,447

As of December 31, 2022 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	64,968	64,968
Trade payables	—	1,102,264	1,102,264
Derivative financial instruments	505	—	505
Finance lease liabilities	—	239,149	239,149
Borrowings	—	1,031,865	1,031,865
Total	505	2,438,246	2,438,751

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2023 and 2022:

	Fair value measurement as of December 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	478,778	478,778	—	—
Other investments	1,302,907	1,086,319	197,743	18,845
Derivative financial instruments	15,406	—	15,406	—

Total assets	1,797,091	1,565,097	213,149	18,845

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	8,220	—	8,220	—

Total liabilities	8,220	—	8,220	—

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—

Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—

Total liabilities	505	—	505	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2023 and 2022, corresponds to the initial investment and to the changes in its fair value, as follows:

	Guarantee fund companies	Non - U.S. government securities

As of December 31, 2022	2,854	41,163
Disinvestment	(2,169)	(5,801)
Interest accrued	—	(4,137)
Changes in fair value	2,441	(3,657)
Reclassifications	—	(9,706)
Net foreign exchange gain	(2,143)	—
At December 31, 2023	983	17,862

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

29.    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2023 and 2022, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 15.9 million and nil, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

• The Argentine Central Bank is issuing newly created Bonds (“BOPREAL”) with a maturity of 4 years (2027) that can only be purchased in Argentine Pesos in the primary offerings by debtors under any such import debts and, then, such bonds can be sold for a price payable in foreign currency that can be used to pay suppliers under such debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. The secondary market of the BOPREAL is still in formation. In addition, from April 1, 2024 any such importer who purchased the bonds in the primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed in USD of the difference between the nominal value of the bonds and market prices when they are sold) to be able to pay the above-mentioned import debts, without having the importer any restriction to enter into any other foreign exchange transaction in the MULC. Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, it requires that the price is paid in four equal instalments payable on the 30th, 60th, 90th and 120th day counted from the customs clearance of the good imported.

• Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed over time.

• Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Ternium Argentina carries out all of its import and export transactions through MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2023, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2023, and for the year then ended, revenues amounted to $ 3,419 million (2022: $3,830 million), net profit from continuing operations to $ 686 million (2022: $ 756 million), total assets to $ 5,083 million (2022: $ 5,258 million), total liabilities to $ 759 million (2022: $511 million) and shareholders’ equity to $ 4,324 million (2022: $ 4,747 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,094 million as of December 31, 2023, broken down as follows:
- $ 902 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 136 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.
- $ 56 million in Argentine pesos-denominated instruments, mainly mutual funds.

Ternium Argentina’s financial position in ARS as of December 31, 2023, amounted to $ 103 million in monetary assets and $ 220 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. The Argentine peso devaluated by approximately 55% upon the change of government. In the event of an additional devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On April 24, 2023, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 624 million. On May 4, 2023, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a negative reserve as of the collection date. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. The equity reserve amounted to approximately $ 113 million as of December 31, 2023, and will be reclassified to financial results upon disposal of the remaining bonds.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

31. TERNIUM TO INTEGRATE OPERATIONS IN THE USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project into the company’s existing downstream facility in Pesquería, Nuevo León, Mexico. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $ 2.4 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. Start of operations is anticipated to occur during the first half of 2026.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

INDEX TO THE ANNUAL ACCOUNTS

	Page
Audit report	2
Balance sheet	5
Profit and loss account	6
Notes to the annual accounts	7

Audit report

To the Shareholders of
TERNIUM S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of TERNIUM S.A. (the “Company”) as at 31 December 2023, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

- the balance sheet as at 31 December 2023;
- the profit and loss account for the year then ended; and
- the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 20 February 2024

Electronically signed by:
Magalie Cormier

Magalie Cormier

4

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

Balance sheet as of December 31, 2023

		Notes	31/12/2023 USD	31/12/2022 USD
	ASSETS			
C.	**Fixed assets**			
III.	Financial assets			
1.	Shares in affiliated undertakings	2.4 & 3	4,511,478,482	5,101,020,648
			4,511,478,482	5,101,020,648
D.	**Current assets**			
II.	Debtors	2.5		
2.	Amounts owed by affiliated undertakings			
	a) becoming due and payable within one year	4	8,046,776	5,225,475
4.	Other debtors			
	a) becoming due and payable within one year		19,828	50,914
III.	Investments	2.6		
2.	Own shares	7	59,599,747	59,599,747
			67,666,351	64,876,136
IV.	Cash at bank and in hand	2.7	1,116,980	1,056,541
	Total assets		**4,580,261,813**	**5,166,953,325**
	CAPITAL, RESERVES AND LIABILITIES			
A	**Capital and reserves**	5		
I.	Subscribed capital		2,004,743,442	2,004,743,442
II.	Share premium account		1,414,121,505	1,414,121,505
IV.	Reserves			
1.	Legal reserve	6	200,474,346	200,474,346
2.	Reserve for own shares		59,599,747	59,599,747
V.	Profit or loss brought forward		1,087,644,480	1,646,162,138
VI.	Profit or loss for the financial year		(31,576,194)	(28,486,928)
VII.	Interim dividends		(215,938,445)	(176,676,910)
			4,519,068,881	5,119,937,340
B.	**Provisions**			
1.	Provisions for pensions and similar obligations	2.8	45,832,754	37,185,335
			45,832,754	37,185,335
C.	**Creditors**	2.9		
6.	Amounts owed to affiliated undertakings			
	a) becoming due and payable within one year	4	11,781,009	6,487,225
8.	Other creditors			
	c) Other creditors			
	i) becoming due and payable within one year		3,579,169	3,343,425
			15,360,178	9,830,650
	Total capital, reserves and liabilities		**4,580,261,813**	**5,166,953,325**

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

Profit and loss account for the year ended December 31, 2023

	Notes	31/12/2023 USD	31/12/2022 USD
8. Other operating expenses	8	(30,277,666)	(28,245,083)
11. Other interest receivable and similar income			
a) derived from affiliated undertakings		1,319,083	1,095,699
b) other interest and similar income		1,431,235	547,065
14. Interest payable and similar expenses			
a) concerning affiliated undertakings		(4,042,186)	(1,879,107)
b) other interest and similar expenses		-	(45)
16. Profit or loss after taxation		(31,569,534)	(28,481,471)
17. Other taxes not shown under items 1 to 16	9	(6,660)	(5,457)
18. Profit or loss for the financial year		(31,576,194)	(28,486,928)

The accompanying notes form an integral part of these annual accounts.

6

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

Note 2 - Summary of significant accounting policies

2.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002, as amended on December 18, 2015, determined and applied by the Board of Directors.

2.2 Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4 Financial assets

Shares in affiliated undertakings are valued at purchase or contribution price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its financial assets in accordance with Luxembourg regulations.

8

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5 Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.6 Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.7 Cash at bank and in hand

Cash at bank and in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.8 Provisions for pensions and similar obligations

2.9 Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

9

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

Note 3- Financial Assets

On December 7, 2010, the Company entered into a master credit agreement with Ternium Investments S.à r.l. ("Ternium Investments") pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellations of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 9, 2023, and December 12, 2023, amounted to USD 367,766,298 and USD 221,775,868, respectively.

The financial assets of the Company as of December 31, 2023, consist of:

Company	Country	% of beneficial ownership	Book value at 31.12.2022	Net (Decreases) / Additions USD	Book value at 31.12.2023 USD	Equity at 31.12.2023 USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	5,101,020,648	-589,542,166	4,511,478,482	7,549,359,947
Shares in affiliated undertakings			**5,101,020,648**	**-589,542,166**	**4,511,478,482**	**7,549,359,947**

Note 4 – Balances with affiliated undertakings

	December 31, 2023 - USD	December 31, 2022 - USD
Assets		
Becoming due and payable within one year		
Debtors		
Ternium Investments S.à r.l.	7,643,998	4,822,697
Ternium Brasil Ltda.	402,778	402,778
	8,046,776	5,225,475
Liabilities		
Creditors		
Exiros México, S.A. de C.V.	-	16,445
Ternium Argentina S.A.	9,526,654	5,354,173
Soluciones Integrales de Gestión S.A. (SIGSA)	2,244,675	1,108,657
Ternium Investments S.à r.l.	9,680	7,950
	11,781,009	6,487,225

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Reserve for own shares or own corporate units (1)	Profit or loss brought forward	Result for the financial year	Interim dividends	Total capital and reserves
Balance at December 31, 2022	**2,004,743,442**	**1,414,121,505**	**200,474,346**	**59,599,747**	**1,646,162,138**	**(28,486,928)**	**(176,676,910)**	**5,119,937,340**
Allocation of previous year results (2)	-	-	-		(205,163,838)	28,486,928	176,676,910	-
Payment of dividends (2)	-	-	-	-	(353,353,820)	-	-	(353,353,820)
Payment of dividends (3)	-	-	-	-	-	-	(215,938,445)	(215,938,445)
Loss for the year	-	-	-		-	(31,576,194)	-	(31,576,194)
Balance at December 31, 2023	**2,004,743,442**	**1,414,121,505**	**200,474,346**	**59,599,747**	**1,087,644,480**	**(31,576,194)**	**(215,938,445)**	**4,519,068,881**

(1) As of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) As approved by the Annual General Meeting of Shareholders held on May 2, 2023.
(3) As approved by the Board of Directors held on October 31, 2023.

10

TERNIUM S.A.
Audited annual accounts as of December 31, 2023
(All amounts in USD)

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company's issued share capital. As of December 31, 2023, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Reserve for own shares

In accordance with the law, the company has created a non-distributable reserve included in the account "reserve for own shares" for an amount of USD 59,599,747.

Note 8 – Other Operating Expenses

	December 31, 2023 USD	December 31, 2022 USD
Services and fees	25,092,386	23,309,414
Senior management and board of directors' accrued fees	4,491,778	4,354,850
Other expenses	693,502	580,820
Total	**30,277,666**	**28,245,083**

Services and fees are mainly composed of professional, audit and legal services.

Note 9 – Taxes

For the financial year ended December 31, 2023, the Company did not realize any profits subject to tax charges in Luxembourg.

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